wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t: +44 (0)131 272 7000
f: +44 (0)131 272 7001
e: sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

04054073

December 23rd, 2004

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: **FILE NO. 82-34753**
Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7428 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Fiona Murdoch
Internal Legal Adviser

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Annual report and accounts 2003

2. Interim results for the six months ended June 30th, 2004

3. Annual return 2004

4. AGM April 2003

   Notice and proxy form
   Resolutions passed

5. Information notified to the Regulatory Information Service

   Notifiable changes in shareholdings
   Directors' share transactions
   Notifications relating to preliminary results for year ended 2003
   Notifications relating to half year results for six month period ended June 30th, 2004
   Change in directors and officer

   Miscellaneous notifications to the Regulatory Information Service

   Trading updates
   Cirrus Logic litigation updates
   Correction to director share options

6. Notices filed with Registrar of Companies for Scotland

   Change of registered office
   Change in director

wolfson®
microelectronics

Interim Report

for the six months to 30 June 2004

01 Strong Growth and Profitability

Financial Highlights

	H1 2004	H1 2003
▹ Revenue increased by 94% to $56.9m	**$56.9m**	$29.3m
▹ Gross margin improved to 50%	**50%**	46.4%
▹ Profit before tax increased by 123% to $9.3m	**$9.3m**	$4.2m
▹ Diluted earnings per share increased 94% to 5.77c	**5.77c**	2.98c

Operational Highlights

- 158 design wins in the period
- 9 new products introduced in the period
- Continued strong uptake of products by major OEMs
- Increased sales in Japan and Korea to 29% of group turnover
- 31 new technical and commercial staff

Wolfson has continued to grow strongly in the first half of 2004 with revenues increased to $56.9m and profit before tax of $9.3m. This is the company's sixth consecutive half year of revenue and profit growth.

The gross margin improved to 50% from 46.4% compared with the same period last year. This was mainly due to a change in sales mix and the introduction of new products which has also resulted in a higher overall average selling price.

The company focuses on the fast growing digital consumer market in which the proliferation of digital technology is creating increasing demand for Wolfson's high performance interface circuits. Based on independent industry forecasts, the company estimates demand from consumers for higher quality audio and video systems, portable devices such as MP3 players, multimedia mobile phones, digital cameras and games consoles has created an end product market estimated at over 700 million units in 2004. This market is expected to approximately double over the next 3 years. These new products based on digital technology require high performance mixed-signal interface products such as those produced by Wolfson to allow users access to digital information.

Wolfson has established itself as a supplier to several of the world's leading digital consumer product companies including Microsoft, Apple, Hewlett Packard, Sony, Dell, Toshiba and Samsung and continues to expand its customer base in USA, Japan, Korea, Taiwan and China through its sales offices in these territories.

Financial Review continued

Net Profit ▹ Profit after taxation for H1 2004 increased by 140% to $6.7m, (H1 2003, $2.8m). The corporation tax charge for H1 2004 of $2.5m comprises $2.3m and $0.2m in respect of current and deferred tax respectively. The effective tax rate for the current year is anticipated to be 27% reflecting the availability of tax allowances on R&D expenditure.

Earnings per Share ▹ On a fully diluted basis the earnings per share was 5.77c for the first half of 2004 based on 116,828,864 shares compared with 2.98c for the six months ended 30 June 2003 based on 94,283,000 shares.

Balance Sheet ▹ Capital expenditure in H1 2004 amounted to $7.0m of which $3.2m was in respect of fitting out the company's engineering and office facility in Edinburgh, acquired in 2003. Other major items of capital expenditure incurred in H1 2004 included the purchase of $2.2m of test and related equipment which has been located at subcontractors and $1.6m of other plant and equipment in support of product development and operations.

In H1 2004 stocks increased by 77% to $15.7m at 30 June 2004 (H1 2003, $8.9m). This is to support the anticipated seasonal growth in demand in the second half of the year.

During the first half of 2004 debtors increased to $22.3m at 30 June 2004 (H1 2003, $17.4m) which was in line with the increased sales volumes.

In the first half of 2004 creditors falling due within one year increased from $14.7m to $20.3m at 30 June 2004. This was due mainly to the increased level of business and a provision of $2.3m for corporation tax payable based on the company's results for the half year to 30 June 2004.

Cash Flow ▹ At 30 June 2004 cash balances amounted to $41.4m compared with $46.5m at the beginning of the period. The reduction in cash balances in the first half of 2004 is principally as a result of $7m of capital expenditure offset by $1.5m of cash generated from operations.

Design Wins ▹ During H1 2004 the company has achieved design wins (customer qualification of a Wolfson product for a defined end product) in 158 new end products including DVD players, DVD recorders, digital cameras, sound cards, headsets, flat panel TVs, multimedia phones, PDA's, MP3 players, hi-fis and automotive entertainment equipment. The majority of design wins were in the faster growing, high margin portable product area.

New Products ▹ The company introduced nine new products during the first half of 2004 including higher performance audio codecs tailored to meet the demanding specifications and power consumption requirements of digital cameras and multimedia phones. In addition to extending the range of Digital to Analog Convertors and Analog to Digital Convertors for the consumer audio market, the company introduced its first of a family of digital amplifier products aimed at the multichannel home audio and theatre markets. These introductions together with higher speed products for digital document imaging applications increase the company's product portfolio to more than 70 products. This broad product range addresses a variety of market requirements providing the company with many growth opportunities and strength in diversity.

Wafer Manufacture, Assembly and Test ▹ To meet the increased volume demand for its products the company has gained additional manufacturing capacity at its existing suppliers CSM, Hynix and TSMC and has qualified a further wafer foundry, CSMC in China which is now in volume production. Product assembly and test capacity at Carsem and Unisem (Europe) has also been increased through further investment of $2.2m in consigned production test equipment at subcontractor locations and the qualification of an additional subcontractor, Unisem in Malaysia. The company is confident it now has adequate overall manufacturing capacity to meet its estimated production requirements over the remainder of the year and does not foresee manufacturing capacity as a constraint to its growth plan.

Outlook ▹ The end markets for Wolfson's products have grown rapidly in the first half of 2004. They are predicted by industry analysts to continue expanding due to consumer demand and the proliferation of new digital consumer products being launched by OEMs. Wolfson believes it has a good design win position and strong order book that gives the company confidence in its continued growth.

Specifically, Wolfson expects continued strong growth in sales of its high performance higher margin products principally used in portable and imaging end products. However, the company anticipates the growth rate in sales within its consumer audio product sector may be less than previously estimated due to uncertainty in demand from Chinese manufacturers.

Gross margin is expected to be maintained in the range 49-51%. Based on the current backlog the company expects the sequential revenue growth rate in the second half of 2004 to exceed that of the first half resulting in an annual year on year revenue growth rate of 70-80%.

Going forward, the company believes its design win momentum will result in continued high growth in 2005.

Forward Looking Statements ▹ With the exception of historical information, the matters set forth in this interim report are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those implied by the forward-looking statements. These factors include consumer and market acceptance of the company's products and the products that use the company's products; decreases in the demand for the company's products; excess inventory levels at the company's customers; declines in average selling prices of the company's products, cancellation of existing orders or the failure to anticipate changing customer product requirements' fluctuations in manufacturing and assembly and test yields; the company's failure to deliver products to its customers on a timely basis; disruption in the supply of wafers or assembly or testing services; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions.

Consolidated balance sheet

as at 30 June 2004

	At 30 June 2004 (reviewed) $000	At 30 June 2003 (audited) $000	At 31 December 2003 (audited) $000
Fixed assets			
Tangible assets	**28,943**	4,147	23,689
Current assets			
Stocks	**15,668**	6,441	8,859
Debtors	**22,322**	13,016	17,352
Cash at bank and in hand	**41,389**	6,500	46,474
	79,379	25,957	72,685
Creditors: amounts falling due within one year	**(20,286)**	(11,017)	(14,698)
Net current assets	**59,093**	14,940	57,987
Total assets less current liabilities	**88,036**	19,087	81,676
Creditors: amounts falling due after more than one year	**(17,796)**	(1,616)	(19,021)
Deferred income	**-**	(152)	-
Net assets	**70,240**	17,319	62,655
Capital and reserves			
Called up share capital	**179**	9,381	174
Share premium account	**48,682**	98	47,839
Capital redemption reserve	**497**	-	497
Profit and loss account	**20,882**	7,840	14,145
Total shareholders' funds	**70,240**	17,319	62,655
Shareholders' funds			
Equity	**70,240**	9,057	62,655
Non equity	**-**	8,262	-
	70,240	17,319	62,655

Consolidated statement of total recognised gains and losses

for the six month period ended 30 June 2004

	6 months to 30 June 2004 (reviewed) $000	6 months to 30 June 2003 (audited) $000	Year ended 31 December 2003 (audited) $000
Profit for the financial period	**6,737**	2,805	9,236
Exchange adjustments	-	190	316
Total recognised gains and losses relating to the financial period	**6,737**	2,995	9,552

Reconciliation of movements in shareholders' funds

for the six month period ended 30 June 2004

	Total $000
Group	
Profit retained for equity shareholders	6,737
Proceeds from share issues, net of issue costs	848
Exchange adjustments	-
Net addition to shareholders' funds	7,585
Opening shareholders' funds	62,655
Closing shareholders' funds	**70,240**

The weighted average number of shares used in each calculation is as follows:

	6 months to 30 June 2004 Number of shares	6 months to 30 June 2003 Number of shares	Year ended 31 December 2003 Number of shares
For basic earnings per share	**105,740,442**	70,286,300	76,876,773
Conversion of convertible preference shares	**-**	18,994,600	15,299,782
Effect of share options	**11,088,422**	5,002,100	7,767,033
For diluted earnings per share	**116,828,864**	94,283,000	99,943,588

The earnings per share calculations reflect the sub-division of each ordinary share of 10 pence into 100 ordinary shares of 0.1 pence each, upon admission to the Official List of the UK Listing Authority on 21 October 2003. In calculating the diluted weighted number of shares, the fair value of ordinary shares (used in calculating the dilutive effect of share options) has been estimated as a weighted average of the actual prices obtained in transactions in the ordinary shares of the company during the period in question.

5 Notes to cash flow statement

Analysis of changes in net funds

	At 1 January 2004 $000	Cash flows $000	Other non-cash changes $000	Exchange adjustments $000	**At 30 June 2004 $000**
Cash at bank	46,474	(6,129)	-	1,044	**41,389**
Bank term loan - property	(15,939)	-	-	(464)	**(16,403)**
Bank term loan – other	(4,769)	950	-	(139)	**(3,958)**
Finance lease and hire purchase contracts	(646)	398	-	-	**(248)**
	25,120	(4,781)	-	441	**20,780**

Contact Details

EUROPE

Registered Office
Wolfson Microelectronics plc
Westfield House
26 Westfield Road
Edinburgh
EH11 2QB
United Kingdom

Tel: +44 (0)131 272 7000
Fax: +44 (0)131 272 7001

NORTH AMERICA

Wolfson Microelectronics Inc
16875 West Bernardo Drive
Suite 280, San Diego
CA 92127
USA

Tel: +1 858 676 5090
Fax: +1 858 676 0484

JAPAN

Wolfson Microelectronics plc
6F Shinbashi 29 Mori Building
4-2-1 Shinbashi, Minato-ku
Tokyo 105-0004
Japan

Tel: + 81 (0)3 5733 8677
Fax: +81 (0)3 3578 1488

ASIA PACIFIC

Wolfson Microelectronics plc
2F, No.39, Alley 20, Lane 407
Sec. 2 Tiding Blvd, NeiHu District
Taipei City 114, Taiwan, R.O.C

Tel: +886 2 8751 1600
Fax: +886 2 8751 0201

wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e . sales@wolfsonmicro.com
www.wolfsonmicro.com

RECEIVED
2004 DEC 29 A 10: 04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

16 July 2004

Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

Dear Sir

2004 Annual Return for Company Number SC89839
Wolfson Microelectronics plc

I am pleased to enclose our 2004 Annual Return together with a cheque for the filing fee of £15.00.

Yours sincerely

George Elliott
Finance Director and Company Secretary

Enc:

The Company Secretary
WOLFSON MICROELECTRONICS PLC
Westfield House
26 Westfield Road
Edinburgh
EH11 2QB

47291-00104

RECEIVED
10 JUN 2004

Companies House
— for the record —

37 Castle Terrace, Edinburgh EH1 2EB
Telephone 0870 3333636
Fax 0131 535 5820
DX ED235

ur Ref SC89839/09/28
ate 7th June 2004

:004 Annual Return for Company Number SC89839

'our company's 2004 Annual Return is attached to this letter. It shows the information Companies House held on **4th lune 2004** about your company and makes provision for you to enter certain details that are not already held.

Nhat you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete section 3 and provide a full list of shareholders or, list of changes to the company shareholders as appropriate
- Complete and sign the Declaration
- **Return the full Annual Return and your shareholder list, if appropriate, with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **29th June 2004 the return date**
- Reaches Companies House by **27th July 2004 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £15. Please send a cheque made payable to Companies House with your completed Annual Return.

P.T.O

THE ANNUAL RETURN FORM 363s

JSING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED NFORMATION, YOU CAN USE THIS FORM TO:

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REMEMBER

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Companies House
— for the record —

Company Name
WOLFSON MICROELECTRONICS PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
SC89839
Information extracted from Companies House records on
4th June 2004

Section 1: Company details

Ref: SC89839/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Westfield House 26 Westfield Road Edinburgh EH11 2QB	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Lloyds Tsb Registrars Scotland Po Box 28448, Finance House Orchard Brae, Edinburgh Midlothian EH4 1WQ	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 3210 Mfr of electronic components	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** George Reginald ELLIOTT **Address** Whinfield Paterson Street Galashiels Selkirkshire TD1 3DD	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of change __ / __ / ____ Date George Reginald ELLIOTT ceased to be secretary (if applicable) __ / __ / ____
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *articulars of a new Director must be notified on form 288a.*	**Name** John CAREY **Address** 15320 Peach Hill Road Saratago California Usa 95070 **Date of birth** 15/05/1936 **Nationality** British **Occupation** Company Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date John CAREY ceased to be director (if applicable) __ / __ / ____

Company Number - SC89839

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** George Reginald ELLIOTT **Address** Whinfield Paterson Street Galashiels Selkirkshire TD1 3DD **Date of birth** 01/11/1952 **Nationality** British **Occupation** Chartered Accountant	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date George Reginald ELLIOTT ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Ross King GRAHAM **Address** ~~Stourton Farm House~~ ~~Stourton~~ ~~Shipston On Stour~~ ~~Warwickshire~~ ~~CV36 5HG~~ **Date of birth** 15/08/1947 **Nationality** British **Occupation** Director	Name ☑ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address PETERHOUSE TECHNOLOGY PARK 100 FULBOURN ROAD CAMBRIDGE UK Postcode CB1 9PT Date of birth __ / __ / ____ Nationality Occupation Date of change 24 / 06 / 2004 Date Ross King GRAHAM ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Alastair David MILNE OBE **Address** 18 Napier Road Edinburgh Midlothian EH10 5AY **Date of birth** 08/11/1942 **Nationality** British **Occupation** Managing Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Alastair David MILNE OBE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** James Robert Craig REID **Address** 38 Fountainhall Road Edinburgh Midlothian EH9 2LW **Date of birth** 02/12/1954 **Nationality** British **Occupation** Engineering Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date James Robert Craig REID ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Barry Michael ROSE **Address** 8 Spylaw Bank Road Colinton Edinburgh Midlothian EH13 0JP **Date of birth** 10/03/1945 **Nationality** British **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Barry Michael ROSE ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John Martin URWIN **Address** 37 Long Crook South Queensferry West Lothian EH30 9XR **Date of birth** 07/10/1960 **Nationality** British **Occupation** Operations Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date John Martin URWIN ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

Issued share capital details

Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.

Class of Share: ORDINARY

Number of shares issued: 107,943,915

Aggregate Nominal Value of issued shares: £107,943

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 107,943,915

Aggregate Nominal Value of issued shares: £107,943

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 29/06/2003

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - SC89839

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - SC89839

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature ______________ (Director / Secretary)

Date 16/07/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *29/6/2004*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **29th June 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: FIONA MURDOCH

Telephone number *inc code*: 0131 272 7428

Address:
WESTFIELD HOUSE
26 WESTFIELD ROAD
EDINBURGH

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ______________

Postcode: EH11 2QB

Regulatory Announcement

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of AGM
Released	10:07 01-Apr-04
Number	2133X

RNS Number:2133X
Wolfson Microelectronics PLC
01 April 2004

Wolfson Microelectronics plc
1st April 2004

Copies of the Wolfson Microelectronics plc Notice of Annual General Meeting 2004 have been submitted to the UK Listing Authority and will shortly be available for inspection at the Document Viewing Facility of The Financial Services Authority, 25 The North Colonnade, London E14 5HS.

This information is provided by RNS
The company news service from the London Stock Exchange

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. It contains the resolutions to be voted on at the Company's Annual General Meeting to be held on 22 April 2004. If you are in any doubt as to the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser who is authorised under the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your ordinary shares of 0.1 pence each in the Company, please forward this document and the form of proxy for use in relation to the Annual General Meeting of the Company as soon as possible to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold or otherwise transferred some of your ordinary shares of 0.1 pence each in the Company, you should consult with the stockbroker, bank or other agent through whom the sale or transfer was effected.

The Annual General Meeting starts at 11.00 a.m. on 22 April 2004. However, the doors to the meeting will be open from 10.30 a.m. and you may wish to arrive by 10.45 a.m. to take your seat in good time for the start of the meeting.

Please see the attached explanatory notes for further details on the resolutions to be proposed at the Annual General Meeting.

Wolfson Microelectronics plc

(Incorporated and registered in Scotland with no. SC 089839)

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Wolfson Microelectronics plc (the "Company") will be held at 26 Westfield Road, Edinburgh, EH11 2QB on 22 April 2004 at 11.00 a.m. for the transaction of the following business:

Ordinary Resolutions

To consider and, if thought fit, to pass Resolutions 1 to 8 (inclusive) as ordinary resolutions of the Company:

Resolution 1

To receive the accounts of the Company for the financial year ended 31 December 2003, together with the directors' report, the directors' remuneration report and the auditors' report on those accounts and the auditable part of the remuneration report.

Resolution 2

To approve the directors' remuneration report as set out in the Annual Report and Accounts for the financial year ended 31 December 2003.

Resolution 3

To re-elect Dr. Alastair David Milne as a director of the Company.

Resolution 4

To elect Ross King Graham as a director of the Company.

Resolution 5

To re-appoint KPMG Audit Plc as auditors of the Company (having previously been appointed by the Board to fill the casual vacancy arising by reason of the resignation of KPMG LLP) to hold office until the conclusion of the next general meeting at which the accounts of the Company are laid.

(iii) any other allotment (otherwise than pursuant to sub-paragraphs (i) and (ii) of this Resolution) of equity securities up to an aggregate nominal amount of £5,292,

such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2005, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the directors of the Company may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired. This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of Section 94 (3A) of the Act as if in the first paragraph of this resolution the words "pursuant to the authority conferred by Resolution 7 above" were omitted.

Resolution 10

That the Company is generally and unconditionally hereby authorised to make market purchases (within the meaning of Section 163(3) of the Act) of any of its ordinary shares of 0.1 pence each ("ordinary shares") on such terms and in such manner as the directors of the Company may from time to time determine provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 5,292,965 representing approximately 5% of the issued share capital of the Company as at 22 March 2004;

(ii) the minimum price which may be paid for any such ordinary share is 0.1 pence, exclusive of the expenses of purchase (if any) payable by the Company;

(iii) the maximum price, exclusive of the expenses of purchase (if any) payable by the Company, which may be paid for any such ordinary share under this authority is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day of purchase; and

(iv) unless previously renewed, revoked or varied, the authority hereby conferred shall expire on the earlier of 15 months after the passing of this Resolution or at the conclusion of the Annual General Meeting of the Company to be held in 2005, but a contract for purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of ordinary shares may be made in pursuant of any such contract.

By order of the Board

George Elliott
Company Secretary

Registered Office (until 1 April 2004)
Lutton Court
20 Bernard Terrace
Edinburgh EH8 9NX

Registered Office (from 1 April 2004)
Westfield House
26 Westfield Road
Edinburgh EH11 2QB

25 March 2004

Explanatory Notes

Annual Report and Accounts (Resolution 1)

The directors of the company (the "directors") are required by the Companies Act 1985 (as amended by The Directors' Remuneration Regulations 2002 (the "Regulations")) to lay the accounts of the Company for the financial year ended 31 December 2003, the report of the directors, the directors remuneration report and the report of the auditors of the Company on those accounts and the auditable part of the directors remuneration report before the Company at this Annual General Meeting.

Remuneration Report (Resolution 2)

In accordance with the Companies Act 1985 (as amended by the Regulations), shareholders are invited to approve the directors' remuneration report which is set out in full on pages 36 to 41 of the Annual Report and Accounts 2003. The directors' remuneration report includes details of the remuneration paid to directors and the Company's remuneration policy for its directors. In accordance with the Regulations, the vote of this resolution is advisory and no director's remuneration is conditional upon the passing of this resolution.

Re-election and election of directors (Resolutions 3 and 4)

The Company's Articles of Association (the "Articles") require certain directors to retire by rotation from time to time. At the last Annual General Meeting, Barry Michael Rose retired and was re-elected. At this year's Annual General Meeting Dr. Alastair David Milne has agreed to retire and make himself eligible for re-election under Resolution 3. Ross King Graham, who was appointed a director on 25 September 2003, retires at the Annual General Meeting and, being eligible, offers himself for election under Resolution 4.

Biographies and the age of each of the above-mentioned directors are contained on page 30 of the Company's Annual Report and Accounts 2003. Due to the valuable contribution which each of Dr. Alastair David Milne and Ross King Graham have made to date and which the Company expects them to make in the future, the board recommends the re-election and election, respectively, of these directors.

Re-appointment of Auditors (Resolution 5)

The Company is required to appoint auditors at each general meeting at which accounts are laid before the Company, to hold office until the next such meeting. Resolution 5 proposes the re-appointment of KPMG Audit Plc as auditors of the Company.

Remuneration of Auditors (Resolution 6)

Resolution 6 authorises the directors to determine the auditors' remuneration for the ensuing year.

Authority to allot ordinary shares (Resolution 7)

Directors require shareholders' authority for allotment of shares under Section 80 of the Companies Act 1985. Shareholders last granted such general authority to the directors at the Extraordinary General Meeting of the Company held on 3 October 2003 (the "EGM"). Such authority will expire at the end of this Annual General Meeting and Resolution 7 seeks to renew it.

Resolution 7 will be proposed as an ordinary resolution, to authorise the directors to (i) grant options pursuant to the Company's share option schemes (and subject to the limits within such schemes) up to a maximum nominal value of £10,585 representing approximately 10% of the total issued ordinary share capital of the Company as at 22 March 2004; and (ii) allot generally relevant securities up to a maximum nominal value of £35,286, representing approximately one-third of the total issued ordinary share capital of the Company as at 22 March 2004. This authority will expire on the earlier of 15 months after the passing of the resolution or on the conclusion of the Annual General Meeting of the Company to be held in 2005.

On 1 December 2003 new regulations (The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the "Treasury Shares Regulations")) came into force which allow the Company, if it buys back any of its shares to hold such shares in treasury, up to a limit of 10% of the issued share capital, rather than

directors intend to exercise this power only when, in the light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase earnings per share and is in the best interest of shareholders generally. Other investment opportunities, appropriate gearing levels and the overall position of the Company will be taken into account before deciding upon this course of action. Save to the extent purchased pursuant to the Companies Act 1985 (as amended by the Treasury Shares Regulations), any shares purchased in this way will be cancelled and the number of shares in issue will be accordingly reduced. The Company may hold in treasury any of its own shares that it purchases pursuant to the Treasury Shares Regulations and the authority conferred by this resolution.

The authority sought by Resolution 10 will expire on the earlier of 15 months after the passing of the Resolution or the conclusion of the Annual General Meeting of the Company held in 2005.

The directors intend to seek renewal of this power at subsequent Annual General Meetings.

As at 22 March 2004, there were options over 10,072,000 ordinary shares representing 9.51% of the issued share capital of the Company. If the authority sought by Resolution 10 were exercised in full, these options would represent 10.02% of the issued share capital of the Company as at 22 March 2004.

WOLFSON MICROELECTRONICS PLC - FORM OF PROXY - ANNUAL GENERAL MEETING

for use at the Annual General Meeting of the Company to be held at 26 Westfield Road, Edinburgh EH11 2QB, on 22 April 2004 at 11.00 a.m. or at any adjournment thereof.

I/We..

[BLOCK CAPITALS PLEASE]

of...being (a) shareholder(s) of the Company entitled to vote at General Meetings of the Company hereby appoint the Chairman of the Meeting or (see Note 1 below) .... to act as my/our proxy and to vote as directed (or in the event that no direction is given to vote at his or her discretion) on my/our behalf at the Annual General Meeting to be held at 26 Westfield Road, Edinburgh, EH11 2QB on 22 April 2004 at 11.00 a.m. or at any adjournment thereof.

In the event of a poll I/we direct my/our proxy to vote on the resolutions set out in the Notice of Annual General Meeting as follows (for each resolution, mark "X" in the appropriate box below):

ORDINARY RESOLUTIONS	FOR	AGAINST
1. To receive the accounts of the Company for the year ended 31 December 2003 together with the reports of the directors and auditors.		
2. To approve the directors' remuneration report set out in the Annual Report and Accounts 2003.		
3. To re-elect Dr. Alastair David Milne as a director of the Company.		
4. To elect Ross King Graham as a director of the Company.		
5. To re-appoint KPMG Audit Plc, as auditors of the Company.		
6. To authorise the directors of the Company to determine the remuneration of the auditors.		
7. To authorise the directors of the Company to allot relevant securities pursuant to Section 80 of the Companies Act 1985.		
8. To authorise the directors of the Company to delete, with retrospective effect, the rule under the Wolfson Microelectronics Second Executive Share Scheme that options granted before 24 July 2003 cannot be exercised within three years of the date on which the participant last exercised options or other share rights in respect of the Company's shares.		

SPECIAL RESOLUTIONS	FOR	AGAINST
9. To authorise the directors of the Company to allot equity securities for cash as if Section 89(1) of the Companies Act 1985 or any pre-emption provisions contained in the Articles of Association did not apply.		
10. To authorise the Company to make market purchases of its ordinary shares of 0.1 pence each.		

Please return this Form of Proxy, duly completed and signed, to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZR so as to be received not later than 48 hours before the time fixed for holding the Annual General Meeting (or adjourned meeting).

Dated.. 2004 Signed ....

(See Note 2 below)
or Common Seal (See Note 3 below)

Notes:

1. A shareholder of the Company, entitled to attend and vote at the Annual General Meeting, may appoint one or more proxies to attend and, upon a poll, to vote on his/her behalf. A shareholder has the right to strike out the words "the Chairman of the Meeting or" and to insert, in block capitals, the full name of a person of his/her own choice in the space provided to act as his/her proxy, initialling the alteration. A proxy need not be a shareholder of the Company. The completion and return of the Form of Proxy will not preclude a shareholder from attending the Annual General Meeting, or at any adjournment thereof, and voting in person if they so wish.
2. In the case of joint holders, the signature of any one of them on the Form of Proxy will suffice, but the names of all should be shown. If more than one of the joint holders is present at the Annual General Meeting, whether in person or by proxy, that one of the joint holders whose name stands first in the Register of Members shall alone be entitled to vote.
3. In the case of a corporation, the Form of Proxy must be given under its Common Seal or under the hand of a duly authorised officer or attorney.
4. To be valid, the Form of Proxy, duly completed and signed, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must received by the Company's registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZR not later than 48 hours before the time fixed for holding the Annual General Meeting, or any adjournment thereof.
5. Any alterations made to the Form of Proxy must be initialled.

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	AGM Statement
Released	12:00 22-Apr-04
Number	8905X

RNS Number:8905X
Wolfson Microelectronics PLC
22 April 2004

Wolfson Microelectronics plc
22 April 2004

ANNUAL GENERAL MEETING 2004

Edinburgh, UK - 22 April 2004: Wolfson Microelectronics plc (LSE: WLF.L), a leading fabless semi-conductor company that produces mixed-signal high performance integrated circuits, today announces that at the Annual General Meeting of the company held earlier today, all of the resolutions were passed.

A copy of all of the resolutions passed at the AGM has been submitted to the United Kingdom Listing Authority for publication on its Document Viewing Facility.

For further information, please contact:

Wolfson Microelectronics plc:
George Elliott, CFO

Tel: 0131 272 7000

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Company Number: SC089839

The Companies Act 1985

PUBLIC COMPANY LIMITED BY SHARES

Ordinary and Special Resolutions

of

WOLFSON MICROELECTRONICS PLC

(the "Company")

Passed on 22 April 2004

At an ANNUAL GENERAL MEETING of the above-named Company duly convened and held at 26 Westfield Road, Edinburgh, EH11 2QB on 22 April 2004, the following ordinary and special resolutions were passed.

ORDINARY RESOLUTIONS

1. To receive the accounts of the Company for the financial year ended 31 December 2003, together with the directors' report, the directors' remuneration report and the auditors' report on those accounts and the auditable part of the remuneration report.

2. To approve the directors' remuneration report as set out in the Annual Report and Accounts for the financial year ended 31 December 2003.

3. To re-elect Dr. Alastair David Milne as a director of the Company.

4. To elect Ross King Graham as a director of the Company.

5. To re-appoint KPMG Audit Plc as auditors of the Company (having previously been appointed by the Board to fill the casual vacancy arising by reason of the resignation of KPMG LLP) to hold office until the conclusion of the next general meeting at which the accounts of the Company are laid.

6. To authorise the directors of the Company to determine the auditors' remuneration for the ensuing year.

7. To authorise the directors of the Company general and unconditionally pursuant to Section 80 of the Companies Act 1985 (the "Act") (in substitution for all other existing authorities pursuant to Section 80 of the Act to the extent not utilised at the date this Resolution is passed) to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) provided that this authority shall be limited to:

(i) the grant of options over relevant securities (and the allotment of relevant securities on exercise thereof) up to a nominal amount of £10,585 pursuant to any option scheme or schemes approved by shareholders; and

(ii) any other allotment (otherwise than pursuant to sub-paragraph (i) of this Resolution) of relevant securities up to an aggregate nominal amount of £35,286,

such authority (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or conclusion of the Annual General Meeting of the Company to be held in 2005 provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require relevant securities to be allotted after such expiry and the directors of the Company may allot relevant securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

8. That the board of directors of the Company be and are hereby authorised to amend with retrospective effect the rules of the Wolfson Microelectronics Second Executive Share Option Scheme (the "Second Scheme") as applicable to all options granted under that scheme on and before 23 July 2003 so that the rule preventing the exercise of options within three years of the date on which the participant last exercised an option (or other share right) under the Second Scheme or any other Company share scheme be deleted.

SPECIAL RESOLUTIONS

9. Subject to the passing of Resolution 7 above, that the directors of the Company be and are hereby empowered to allot equity securities (as defined in Section 94(2) to Section 94(3A) of the Act) of the Company (in substitution for all other authorities pursuant to Section 95 of the Act to the extent not utilised at the date this Resolution is passed) for cash pursuant to the authority conferred by Resolution 7 above as if Section 89(1) of the Act or any pre-emption provisions contained in the Articles of Association did not apply to any such allotment, provided that this power shall be limited to:

(i) the grant of options over equity securities (and the allotment of equity securities on the exercise thereof) up to a nominal amount of £10,585 pursuant to any option scheme or schemes approved by shareholders;

(ii) any allotment of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of equity securities in proportion (as nearly as practicable) to their then holdings of such securities but subject to such exclusions or other arrangements as the directors of the Company may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory, or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; and

(iii) any other allotment (otherwise than pursuant to sub-paragraphs (i) and (ii) of this Resolution) of equity securities up to an aggregate nominal amount of £5,292,

such power (unless previously revoked, varied or renewed) to expire on the earlier of 15 months after the passing of this Resolution or the conclusion of the Annual General Meeting of the Company to be held in 2005, provided that the Company may prior to such expiry make any offer, agreement or other arrangement which would or might require equity securities to be allotted after such expiry and the directors of the Company may allot equity securities in pursuance of such offer, agreement or other arrangement as if the power hereby conferred had not expired. This power applies in relation to a sale of shares which is an allotment of equity securities by virtue of Section 94 (3A) of the Act as if in the first paragraph of this resolution the words "pursuant to the authority conferred by Resolution 7 above" were omitted.

10. That the Company is generally and unconditionally hereby authorised to make market purchases (within the meaning of Section 163(3) of the Act) of any of its ordinary shares of 0.1 pence each ("ordinary shares") on such terms and in such manner as the directors of the Company may from time to time determine provided that:

(i) the maximum number of ordinary shares hereby authorised to be purchased is 5,292,965 representing approximately 5% of the issued share capital of the Company as at 22 March 2004;

(ii) the minimum price which may be paid for any such ordinary share is 0.1 pence, exclusive of the expenses of purchase (if any) payable by the Company;

(iii) the maximum price, exclusive of the expenses of purchase (if any) payable by the Company, which may be paid for any such ordinary share under this authority is an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day of purchase; and

(iv) unless previously renewed, revoked or varied, the authority hereby conferred shall expire on the earlier of 15 months after the passing of this Resolution or at the conclusion of the Annual General Meeting of the Company to be held in 2005, but a contract for purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of ordinary shares may be made in pursuant of any such contract.

____

Chairman

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Company	Enterprise Capital PLC
TIDM	EPC
Headline	Disposal of Wolfson Shares
Released	14:52 17-Oct-03
Number	0409R

Enterprise Capital PLC ("the Company")

Further to the announcement made by Wolfson Microelectronics plc ("Wolfson") yesterday, 16 October 2003, Enterprise Capital PLC announces that it has entered into conditional agreements for the sale of its entire holding in Wolfson, being 6,795,000 shares, at the offer price of 210p (with an anticipated effect on NAV in line with the Company's announcement of 30 September 2003). The agreements are conditional on the Admission of the Wolfson shares.

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	15:59 22-Oct-03
Number	1953R

Wolfson Microelectronics plc ("the Company")
22 October 2003

Section 198 Notification

Wolfson Microelectronics plc (the "Company") has today received notification from City of Edinburgh Council pursuant to Section 198 Companies Act 1985 that it has sold 569,440 ordinary shares of 0.1p each in the capital of the Company. City of Edinburgh Council is no longer interested in any shares in the capital of the Company.

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:58 22-Oct-03
Number	2046R

Wolfson Microelectronics plc
22 October 2003

Section 198 Notification

Wolfson Microelectronics plc (the "Company") has today received notification from WestLB & Panmure Growth Fund Limited pursuant to Section 198 Companies Act 1985 that its interest in the Company has decreased to 3,125,000 ordinary shares of 0.1p each of the Company ("Shares"), which interest represents 3.07% of the issued share capital of the Company.

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section198 Notification
Released	16:52 23-Oct-03
Number	2577R

Wolfson Microelectronics plc

23 October 2003

Section 198 Notification

Wolfson Microelectronics plc (the "Company") has today received notification from Richard Farleigh pursuant to Section 198 Companies Act 1985 that he no longer has a notifiable interest in any shares in the capital of the Company.

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Company	Enterprise Capital PLC
TIDM	EPC
Headline	Disposal of Wolfson Shares
Released	17:16 23-Oct-03
Number	2610R

As part of the arrangements for the recent initial public offering of shares in Wolfson Microelectronics PLC ("Wolfson"), the Company sold its holding of deferred Wolfson shares back to Wolfson itself and used the proceeds to acquire a further 57,751 ordinary shares in Wolfson. Such 57,751 ordinary shares were sold on 23 October 2003 by the Company to another client of J O Hambro Capital Management Limited at 210p per share being the price at which shares in Wolfson were issued under its initial public offering. Following such sale the Company has no further interest in Wolfson.

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	18:20 23-Oct-03
Number	2663R

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc
23 October 2003

Section 198 Notification

Wolfson Microelectronics plc ("the Company") received notification on 21 October 2003 from Fidelity International Limited ("FIL") and its direct and indirect subsidiaries, Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM") pursuant to Section 198 Companies Act 1985 that its interest in the Company has increased to 4,713,600 ordinary shares of the Company ("Shares"), which interest represents 4.63% of the issued share capital of the Company. FIL has advised that the registered holders and the number of shares held by each of them are as follows:

Nominee/Registered Name	Management Company	Shares Held
Chase Manhattan Bank London	FISL	224,300
Chase Nominees Limited	FISL	34,300
Citibank	FPM	151,900
Bank of New York London	FPM	133,400
Northern Trust	FPM	10,900
HSBC	FPM	77,700
Chase Nominees Ltd	FPM	300,000
Deutsche Bank	FPM	5,700
HSBC	FIL	167,300
Chase Manhattan Bank London	FIL	180,100
Northern Trust	FIL	715,000
JP Morgan	FIL	436,300
State Street Nominees Ltd	FIL	204,500
Bank of New York Brussels	FIL	172,800
State Street Bank & Trust	FIL	41,200
Bank of New York London	FIL	489,000
Deutsche Bank	FIL	538,400
Nortrust Nominees Ltd	FIL	489,600
Chase Nominees Ltd	FIL	18,700
Morgan Stanley	FIL	305,400
Citibank	FIL	11,400
Bankers Trust	FIL	5,700
Total		4,713,600

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	18:21 23-Oct-03
Number	2665R

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc
23 October 2003

Section 198 Notification

Wolfson Microelectronics plc ("the Company") received notification on 21 October 2003 from Edward C Johnson 3rd , a principal shareholder of FMR Corp. ('FMR') and Fidelity International Limited ("FIL") pursuant to Section 198 Companies Act 1985 that his interest in the Company has increased to 5,911,250 ordinary shares of the Company ("Shares"), which interest represents 5.81% of the issued share capital of the Company. Edward C Johnson 3rd has advised that the registered holders and the number of shares held by each of them are as follows:

Nominee/Registered Name	Management Company	Shares Held
Mellon Bank	FMRCO	614,650
State Street Nominees Limited	FMRCO	46,600
Chase Nominees Limited	FMRCO	443,400
State Street Nominees Limited	FMTC	40,000
BT Globenet Nominees Limited	FMTC	30,000
State Street Bank & Trust	FMTC	23,000
Chase Manhattan Bank London	FISL	224,300
Chase Nominees Limited	FISL	34,300
Citibank	FPM	151,900
Bank of New York London	FPM	133,400
Northern Trust	FPM	10,900
HSBC	FPM	77,700
Chase Nominees Ltd	FPM	300,000
Deutsche Bank	FPM	5,700
HSBC	FIL	167,300
Chase Manhattan Bank London	FIL	180,100
Northern Trust	FIL	715,000
JP Morgan	FIL	436,300
State Street Nominees Ltd	FIL	204,500
Bank of New York Brussels	FIL	172,800
State Street Bank & Trust	FIL	41,200
Bank of New York London	FIL	489,000
Deutsche Bank	FIL	538,400

Nortrust Nominees Ltd	FIL	489,600
Chase Nominees Ltd	FIL	18,700
Morgan Stanley	FIL	305,400
Citibank	FIL	11,400
Bankers Trust	FIL	5,700
Total Ordinary Shares		5,911,250

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	11:27 27-Oct-03
Number	3275R

Wolfson Microelectronics plc
27 October 2003

Section 198 Notification

On 24 October 2003 Wolfson Microelectronics plc (the "Company") received notification from Scottish Enterprise pursuant to Section 198 Companies Act 1985 that it had sold its entire shareholding of 8,333,300 ordinary shares of 0.1p each in the capital of the Company. This represented 9.27% of the issued share capital of the Company. Scottish Enterprise is no longer interested in any shares in the capital of the Company.

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	11:31 27-Oct-03
Number	3272R

Wolfson Microelectronics plc
27 October 2003

Section 198 Notification

On 24 October 2003 Wolfson Microelectronics plc (the "Company") received notification from UBS Capital (Jersey) Ltd pursuant to Section 198 Companies Act 1985 that it no longer had a notifiable interest in any shares in the capital of the Company.

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:28 29-Oct-03
Number	4530R

Wolfson Microelectronics plc
29 October 2003

Section 198 Notification

Wolfson Microelectronics plc (the "Company") received notification on 28 October 2003 from Lehman Brothers International (Europe) pursuant to Section 198 Companies Act 1985 that its interest in the Company had increased to 4,455,000 ordinary shares of 0.1p each, which represents 4.37% of the issued share capital of the Company.

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	18:34 29-Oct-03
Number	4606R

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics Plc
29 October 2003

Section 198 Notification

Wolfson Microelectronics Plc ("the Company") received notification on 28 October 2003 from Fidelity International Limited ("FIL") and its direct and indirect subsidiaries, Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM") pursuant to Section 198 Companies Act 1985 that its interest in the Company has increased to 5,411,066 ordinary shares of the Company ("Shares"), which interest represents 5.32% of the issued share capital of the Company. FIL has advised that the registered holders and the number of Shares held by each of them are as follows:

Nominee/Registered Name	Management Company	Shares Held
Chase Manhattan Bank London	FISL	733,766
Chase Nominees Ltd	FISL	114,400
Citibank	FPM	158,900
Bank of New York London	FPM	140,400
Northern Trust	FPM	28,200
HSBC	FPM	77,700
Chase Nominees Ltd	FPM	300,000
Deutsche Bank	FPM	5,700
HSBC	FIL	167,300
Chase Manhattan Bank London	FIL	215,400
Northern Trust	FIL	749,300
JP Morgan	FIL	436,300
State Street Nominees Ltd	FIL	204,500
Bank of New York Brussels	FIL	172,800
State Street Bank & Trust	FIL	41,200
Bank of New York London	FIL	496,000
Deutsche Bank	FIL	538,400
Nortrust Nominees Ltd	FIL	489,600
Chase Nominees Ltd	FIL	18,700
Morgan Stanley	FIL	305,400
Citibank	FIL	11,400
Bankers Trust	FIL	5,700
Total Ordinary Shares		5,411,066

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	18:34 29-Oct-03
Number	4601R

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics Plc
29 October 2003

Section 198 Notification

Wolfson Microelectronics Plc ("the Company") received notification on 28 October 2003 from Fidelity International Limited ("FIL") and its direct and indirect subsidiaries, Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM") pursuant to Section 198 Companies Act 1985 that its interest in the Company has increased to 5,411,066 ordinary shares of the Company ("Shares"), which interest represents 5.32% of the issued share capital of the Company. FIL has advised that the registered holders and the number of Shares held by each of them are as follows:

Nominee/Registered Name	Management Company	Shares Held
Chase Manhattan Bank London	FISL	733,766
Chase Nominees Ltd	FISL	114,400
Citibank	FPM	158,900
Bank of New York London	FPM	140,400
Northern Trust	FPM	28,200
HSBC	FPM	77,700
Chase Nominees Ltd	FPM	300,000
Deutsche Bank	FPM	5,700
HSBC	FIL	167,300
Chase Manhattan Bank London	FIL	215,400
Northern Trust	FIL	749,300
JP Morgan	FIL	436,300
State Street Nominees Ltd	FIL	204,500
Bank of New York Brussels	FIL	172,800
State Street Bank & Trust	FIL	41,200
Bank of New York London	FIL	496,000
Deutsche Bank	FIL	538,400
Nortrust Nominees Ltd	FIL	489,600
Chase Nominees Ltd	FIL	18,700
Morgan Stanley	FIL	305,400
Citibank	FIL	11,400
Bankers Trust	FIL	5,700
Total Ordinary Shares		5,411,066

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	11:26 30-Oct-03
Number	4774R

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics Plc
29 October 2003

Section 198 Notification

Wolfson Microelectronics Plc ("the Company") received notification on 28 October 2003 from Edward C Johnson 3rd , a principal shareholder of FMR Corp. ('FMR') and Fidelity International Limited ("FIL") pursuant to Section 198 Companies Act 1985 that his interest in the Company has increased to 6,603,016 ordinary shares of the Company ("Shares"), which interest represents 6.49% of the issued share capital of the Company. Edward C Johnson 3rd has advised that the registered holders and the number of Shares held by each of them are as follows:

Nominee/Registered Name	Management Company	Shares Held
Mellon Bank	FMRCO	614,650
State Street Nominees Limited	FMRCO	46,600
Chase Nominees Limited	FMRCO	437,700
State Street Nominees Limited	FMTC	40,000
BT Globernet Nominees Limited	FMTC	30,000
State Street Bank & Trust	FMTC	23,000
Chase Manhattan Bank London	FISL	733,766
Chase Nominees Ltd	FISL	114,400
Citibank	FPM	158,900
Bank of New York London	FPM	140,400
Northern Trust	FPM	28,200
HSBC	FPM	77,700
Chase Nominees Ltd	FPM	300,000
Deutsche Bank	FPM	5,700
HSBC	FIL	167,300
Chase Manhattan Bank London	FIL	215,400
Northern Trust	FIL	749,300
JP Morgan	FIL	436,300
State Street Nominees Ltd	FIL	204,500
Bank of New York Brussels	FIL	172,800
State Street Bank & Trust	FIL	41,200
Bank of New York London	FIL	496,000
Deutsche Bank	FIL	538,400

Nortrust Nominees Ltd	FIL	489,600
Chase Nominees Ltd	FIL	18,700
Morgan Stanley	FIL	305,400
Citibank	FIL	11,400
Bankers Trust	FIL	5,700
Total Ordinary Shares		6,603,016

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:29 31-Oct-03
Number	5647R

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics Plc (the "Company")
31 October 2003

Section 198 Notification

The Company was notified on 30 October 2003 by Fidelity Investments on behalf of FMR Corp.("FMR") and its direct and indirect subsidiaries and Fidelity International Limited ("FIL") and its direct and indirect subsidiaries pursuant to Section 198 Companies Act 1985 that its interest in the Company has increased to 7,166,732 ordinary shares of the Company ("Shares"), which interest represents 7.04% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR Corp. and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Mellon Bank	FMRCO	614,650
State Street Nominees Limited	FMRCO	46,600
Chase Nominees Limited	FMRCO	437,700
State Street Nominees Limited	FMTC	40,000
BT Globernet Nominees Limited	FMTC	30,000
State Street Bank & Trust	FMTC	23,000
Chase Manhattan Bank London	FISL	1,081,582
Chase Nominees Ltd	FISL	167,600
Citibank	FPM	165,900
Bank of New York London	FPM	162,400
Northern Trust	FPM	45,100
HSBC	FPM	77,700
Chase Nominees Ltd	FPM	300,000
Deutsche Bank	FPM	5,700
HSBC	FIL	167,300
Chase Manhattan Bank London	FIL	215,400
Northern Trust	FIL	749,300
JP Morgan	FIL	436,300
State Street Nominees Ltd	FIL	204,500
Bank of New York Brussels	FIL	172,800
State Street Bank & Trust	FIL	41,200
Bank of New York London	FIL	513,100
Deutsche Bank	FIL	538,400
Nortrust Nominees Ltd	FIL	489,600

Chase Nominees Ltd	FIL	38,900
Morgan Stanley	FIL	305,400
Citibank	FIL	11,400
Bankers Trust	FIL	5,700
Total Ordinary Shares		7,166,732

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:08 07-Nov-03
Number	8352R

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics Plc (the "Company")
7 November 2003

Section 198 Notification

The Company was notified on 6 November 2003 by Fidelity Investments on behalf of FMR Corp.("FMR") and its direct and indirect subsidiaries and Fidelity International Limited ("FIL") and its direct and indirect subsidiaries pursuant to Section 198 Companies Act 1985 that its interest in the Company has increased to 8,156,732 ordinary shares of the Company ("Shares"), which interest represents 8.02% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR Corp. and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Mellon Bank	FMRCO	614,650
State Street Nominees Limited	FMRCO	39,100
Chase Nominees Limited	FMRCO	370,200
State Street Nominees Limited	FMTC	40,000
BT Globernet Nominees Limited	FMTC	30,000
State Street Bank & Trust	FMTC	23,000
Chase Manhattan Bank London	FISL	1,711,482
Chase Nominees Ltd	FISL	263,400
Citibank	FPM	179,700
Bank of New York London	FPM	204,100
Northern Trust	FPM	75,500
HSBC	FPM	77,700
Chase Nominees Ltd	FPM	300,000
Deutsche Bank	FPM	16,000
HSBC	FIL	167,300
Chase Manhattan Bank London	FIL	223,500
Northern Trust	FIL	972,300
JP Morgan	FIL	436,300
State Street Nominees Ltd	FIL	204,500
Bank of New York Brussels	FIL	172,800
State Street Bank & Trust	FIL	47,000
Bank of New York London	FIL	544,700
Deutsche Bank	FIL	557,000
Nortrust Nominees Ltd	FIL	489,600

Chase Nominees Ltd	FIL	62,700
Morgan Stanley	FIL	305,400
Citibank	FIL	23,100
Bankers Trust	FIL	5,700
Total Ordinary Shares		8,156,732

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	15:56 25-Nov-03
Number	4833S

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc (the "Company")
25 November 2003

Section 198 Notification

The Company was notified on 24 November 2003 by Fidelity Investments on behalf of FMR Corp.("FMR") and its direct and indirect subsidiaries and Fidelity International Limited ("FIL") and its direct and indirect subsidiaries pursuant to Section 198 Companies Act 1985 that its interest in the Company has increased to 9,247,532 ordinary shares of the Company ("Shares"), which interest represents 9.09% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR Corp. and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Mellon Bank	FMRCO	726,350
Chase Nominees Limited	FMRCO	443,300
State Street Nominees Limited	FMRCO	40,000
BT Globenet Nominees Limited	FMTC	30,000
State Street Bank & Trust	FMTC	23,000
Chase Manhattan Bank London	FISL	2,303,182
Chase Nominees Ltd	FISL	355,800
Citibank	FPM	193,700
Bank of New York London	FPM	243,800
Northern Trust	FPM	103,900
HSBC	FPM	77,700
Chase Nominees Ltd	FPM	300,000
Deutsche Bank	FPM	23,400
HSBC	FIL	132,200
Chase Manhattan Bank London	FIL	235,900
Northern Trust	FIL	1,094,700
JP Morgan	FIL	436,300
State Street Nominees Ltd	FIL	204,500
Bank of New York Brussels	FIL	172,800
State Street Bank & Trust	FIL	52,300
Bank of New York London	FIL	594,600
Deutsche Bank	FIL	582,600
Nortrust Nominees Ltd	FIL	489,600
Chase Nominees Ltd	FIL	57,000

Morgan Stanley	FIL	305,400
Citibank	FIL	25,500
Total Ordinary Shares		9,247,532

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198
Released	16:15 14-Jan-04
Number	2432U

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics Plc (the "Company")
14 January 2004

Section 198 Notification

The Company was notified on 13 January 2004 by Fidelity Investments on behalf of FMR Corp.("FMR") and its direct and indirect subsidiaries and Fidelity International Limited ("FIL") and its direct and indirect subsidiaries pursuant to Section 198 Companies Act 1985 that its interest in the Company has increased to 10,820,589 ordinary shares of the Company ("Shares"), which interest represents 10.33% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR Corp. and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Mellon Bank	FMRCO	726,350
Chase Nominees Limited	FMRCO	443,300
State Street Nominees Limited	FMTC	40,000
BT Globenet Nominees Limited	FMTC	29,900
State Street Bank & Trust	FMTC	23,000
Sumitomo T&B	FMTC	119,100
Chase Manhattan Bank London	FISL	2,303,182
Chase Nominees Ltd	FISL	353,800
Citibank	FPM	193,700
Bank of New York London	FPM	236,100
Northern Trust	FPM	103,900
HSBC	FPM	449,800
Chase Nominees Ltd	FPM	283,600
Deutsche Bank	FPM	23,400
Bankers Trust	FPM	262,300
HSBC	FIL	134,200
Chase Manhattan Bank London	FIL	504,457
Northern Trust	FIL	1,085,100
JP Morgan	FIL	436,300
State Street Nominees Ltd	FIL	204,500
Bank of New York Brussels	FIL	172,800
State Street Bank & Trust	FIL	683,700
Bank of New York London	FIL	609,400
Deutsche Bank	FIL	521,200
Nortrust Nominees Ltd	FIL	489,600

Chase Nominees Ltd	FIL	57,000
Morgan Stanley	FIL	305,400
Citibank	FIL	25,500
Total Ordinary Shares		10,820,589

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	15:17 23-Jan-04
Number	5876U

RNS Number:5876U
Wolfson Microelectronics PLC
23 January 2004

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics Plc (the "Company")
23 January 2004

Section 198 Notification

The Company was notified on 21 January 2004 by Fidelity Investments on behalf of FMR Corp.(''FMR'') and its direct and indirect subsidiaries and Fidelity International Limited ("FIL") and its direct and indirect subsidiaries pursuant to Section 198 Companies Act 1985 that its interest in the Company has increased to 11,695,120 ordinary shares of the Company ("Shares"), which interest represents 11.17% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR Corp. and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Mellon Bank	FMRCO	726,350
Chase Nominees Limited	FMRCO	443,300
State Street Nominees Limited	FMTC	40,000
BT Globenet Nominees Limited	FMTC	29,900
State Street Bank & Trust	FMTC	23,000
Sumitomo T&B	FMTC	119,100
Chase Manhattan Bank London	FISL	2,303,182
Chase Nominees Ltd	FISL	353,800
Citibank	FPM	193,700
Bank of New York London	FPM	236,100
Northern Trust	FPM	103,900
HSBC	FPM	449,800
Chase Nominees Ltd	FPM	283,600
Deutsche Bank	FPM	23,400
Bankers Trust	FPM	631,400
HSBC	FIL	134,200
Chase Manhattan Bank London	FIL	1,071,299
Northern Trust	FIL	978,700
JP Morgan	FIL	436,300
State Street Nominees Ltd	FIL	204,500
Bank of New York Brussels	FIL	172,800
State Street Bank & Trust	FIL	728,689
Bank of New York London	FIL	609,400
Deutsche Bank	FIL	521,200
Nortrust Nominees Ltd	FIL	489,600
Chase Nominees Ltd	FIL	57,000
Morgan Stanley	FIL	305,400
Citibank	FIL	25,500
Total Ordinary Shares		11,695,120

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	15:05 27-Jan-04
Number	6876U

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics Plc (the "Company")
27 January 2004

Section 198 Notification

The Company was notified on 26 January 2004 by Fidelity Investments on behalf of FMR Corp.("FMR") and its direct and indirect subsidiaries and Fidelity International Limited ("FIL") and its direct and indirect subsidiaries pursuant to Section 198 Companies Act 1985 that its interest in the Company has decreased to 11,159,120 ordinary shares of the Company ("Shares"), which interest represents 10.66% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR Corp. and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Mellon Bank	FMRCO	726,350
Chase Nominees Limited	FMRCO	191,300
State Street Nominees Limited	FMTC	40,000
BT Globenet Nominees Limited	FMTC	29,900
State Street Bank & Trust	FMTC	23,000
Sumitomo T&B	FMTC	46,100
Chase Manhattan Bank London	FISL	2,171,182
Chase Nominees Ltd	FISL	353,800
Citibank	FPM	193,700
Bank of New York London	FPM	236,100
Northern Trust	FPM	103,900
HSBC	FPM	449,800
Chase Nominees Ltd	FPM	283,600
Deutsche Bank	FPM	23,400
Bankers Trust	FPM	631,400
HSBC	FIL	134,200
Chase Manhattan Bank London	FIL	1,071,299
Northern Trust	FIL	963,700
JP Morgan	FIL	436,300
State Street Nominees Ltd	FIL	204,500
Bank of New York Brussels	FIL	172,800
State Street Bank & Trust	FIL	728,689
Bank of New York London	FIL	599,400
Deutsche Bank	FIL	521,200

Nortrust Nominees Ltd	FIL	489,600
Chase Nominees Ltd	FIL	57,000
Morgan Stanley	FIL	305,400
Citibank	FIL	25,500
Total Ordinary Shares		11,159,120

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:36 09-Feb-04
Number	1920V

S198 Companies Act 1985 (the "Act")

The Company was notified on 6th February 2004 that Lehman Brothers International (Europe) had an interest in 3,885,160 ordinary shares of Wolfson Microelectronics plc (the "Company"). This represents 3.71% of the outstanding share capital of the Company.

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Announcement
Released	17:06 09-Mar-04
Number	3333W

RNS Number:3333W
Wolfson Microelectronics PLC
09 March 2004

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics Plc (the "Company")
9 March 2004

Section 198 Notification

The Company was notified on 9 March 2004 by AEGON UK plc Group of Companies (''Aegon'') pursuant to Section 198 Companies Act 1985 that its interest in the Company has increased to 4,621,365 ordinary shares of the Company ("Shares"), which interest represents 4.54% of the issued share capital of the Company. "Aegon" means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK Ltd, AEGON Investment Management UK Ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited all having a place of business at Edinburgh Park, Edinburgh EH12 9SE. The holding is registered as follows:

Nominee/Registered Name	Shares Held
Chase Nominees Limited	4,621,365
Total Ordinary Shares	4,621,365

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:27 23-Mar-04
Number	8380W

RNS Number:8380W
Wolfson Microelectronics PLC
23 March 2004

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc (the "Company")
23 March 2004

Section 198 Notification

The Company was notified on 22 March 2004 by AEGON UK plc Group of Companies (''Aegon'') that its interest in the Company has increased to 6,864,485 ordinary shares in the Company ("Shares"), representing 6.48% of the issued share capital of the Company. ''Aegon'' means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK Ltd, AEGON Investment Management UK Ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited all having a place of business at Edinburgh Park, Edinburgh EH12 9SE. The holding is registered as follows:

Nominee/Registered Name	Shares Held
Chase Nominees Limited	6,864,485
Total Ordinary Shares	6,864,485

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	13:17 30-Mar-04
Number	1035X

RNS Number:1035X
Wolfson Microelectronics PLC
30 March 2004

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics Plc (the "Company")
30 March 2004

Section 198 Notification

The Company was notified on 11 March 2004 that in accordance with Part VI of the Companies Act 1985 (the Act) that, as at 11 March 2004, WestLB Growth Fund Limited and each of the persons listed below (each of which is a holding company of WestLB Growth Fund Limited) no longer had a notifiable interest in any shares comprised in the relevant share capital, as defined in section 198(2) of the Act, of Wolfson Microelectronics plc.

Name of Company	Address
WestLB Growth Fund GmbH	Herzogstrasse 15 40217 Dusseldorf Germany
West LB AG	Herzogstrasse 15 40217 Dusseldorf Germany

This information is provided by RNS
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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198
Released	17:21 31-Mar-04
Number	1934X

RNS Number:1934X
Wolfson Microelectronics PLC
31 March 2004

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc (the "Company")
31 March 2004

Section 198 Notification

The Company was notified on 31 March 2004 by Fidelity Investments on behalf of FMR Corp.(''FMR'') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company has increased to 11,830,085 ordinary shares in the Company ("Shares"), representing 11.16% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Mellon Bank	FMRCO	926,350
State Street Nominees Limited	FMTC	40,000
BT Globenet Nominees Limited	FMTC	29,900
State Street Bank & Trust	FMTC	23,000
Chase Manhattan Bank London	FISL	2,512,782
Chase Nominees Ltd	FISL	412,300
Citibank	FPM	203,300
Bank of New York London	FPM	261,600
Northern Trust	FPM	121,200
HSBC	FPM	507,200
Chase Nominees Ltd	FPM	338,200
Deutsche Bank	FPM	31,300
Bankers Trust	FPM	631,400
HSBC	FIL	134,200
Chase Manhattan Bank London	FIL	987,099
Northern Trust	FIL	1,087,000
JP Morgan	FIL	436,300
State Street Nominees Ltd	FIL	204,500
Bank of New York Brussels	FIL	172,800
State Street Bank & Trust	FIL	711,889
Bank of New York London	FIL	679,865
Deutsche Bank	FIL	608,000
Nortrust Nominees Ltd	FIL	489,600
Morgan Stanley	FIL	246,300
Citibank	FIL	34,000

Total Ordinary Shares	11,830,085

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	17:07 04-May-04
Number	2796Y

RNS Number:2796Y
Wolfson Microelectronics PLC
04 May 2004

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc (the "Company")
4 May 2004

Section 198 Notification

The Company was notified on 3 May 2004 by Fidelity Investments on behalf of FMR Corp.(''FMR'') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company has increased to 13,034,013 ordinary shares in the Company ("Shares"), representing 12.11% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Mellon Bank	FMRCO	926,350
State Street Nominees Limited	FMTC	40,000
Mellon Bank	FMTC	29,900
State Street Bank & Trust	FMTC	23,000
Chase Manhattan Bank London	FISL	3,167,038
Chase Nominees Ltd	FISL	501,718
Citibank	FPM	203,500
Bank of New York London	FPM	281,248
Northern Trust	FPM	129,197
HSBC	FPM	569,100
Chase Nominees Ltd	FPM	357,800
Deutsche Bank	FPM	35,000
Bankers Trust	FPM	631,400
HSBC	FIL	134,200
Chase Manhattan Bank London	FIL	985,199
Northern Trust	FIL	1,258,056
JP Morgan	FIL	436,300
State Street Nominees Ltd	FIL	204,500
Bank of New York Brussels	FIL	172,800
State Street Bank & Trust	FIL	711,889
Bank of New York London	FIL	781,918
Deutsche Bank	FIL	651,400
Nortrust Nominees Ltd	FIL	489,600
Morgan Stanley	FIL	246,300
Citibank	FIL	34,100
Mellon Bank	FIL	32,500
Total Ordinary Shares		13,034,013

This information is provided by RNS
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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	12:24 20-May-04
Number	9074Y

RNS Number:9074Y
Wolfson Microelectronics PLC
20 May 2004

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc (the "Company")
20 May 2004

Section 198 Notification

The Company was notified on 19 May 2004 by Fidelity Investments on behalf of FMR Corp.(''FMR'') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company has increased to 14,064,878 ordinary shares in the Company ("Shares"), representing 13.07% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Mellon Bank	FMRCO	848,650
State Street Nominees Limited	FMTC	34,900
Mellon Bank	FMTC	29,900
State Street Bank & Trust	FMTC	23,000
Chase Manhattan Bank London	FISL	3,278,700
Chase Nominees Ltd	FISL	573,900
Citibank	FPM	217,600
Bank of New York London	FPM	375,600
Northern Trust	FPM	173,300
HSBC	FPM	585,053
Chase Nominees Ltd	FPM	388,879
Deutsche Bank	FPM	35,000
Bankers Trust	FPM	631,400
HSBC	FIL	143,900
Chase Manhattan Bank London	FIL	1,014,088
Northern Trust	FIL	1,437,800
JP Morgan	FIL	436,300
State Street Nominees Ltd	FIL	204,500
Bank of New York Brussels	FIL	172,800
State Street Bank & Trust	FIL	728,673
Bank of New York London	FIL	1,109,600
Deutsche Bank	FIL	702,835
Nortrust Nominees Ltd	FIL	489,600
Morgan Stanley	FIL	246,300
Citibank	FIL	52,100
Mellon Bank	FIL	130,500

Total Ordinary Shares	14,064,878

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	09:10 29-Jul-04
Number	3510B

RNS Number:3510B
Wolfson Microelectronics PLC
29 July 2004

29 July 2004

Wolfson Microelectronics plc (the "Company")

Section 198 Notification

The Company was notified on 28 July 2004 by AEGON UK plc Group of Companies (''Aegon''), pursuant to s. 198 Companies Act 1985, that its interest in the Company has decreased to 6,106,065 ordinary shares in the Company ("Shares"), representing 5.66% of the issued share capital of the Company. ''Aegon'' means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK Ltd, AEGON Investment Management UK Ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited all having a place of business at Edinburgh Park, Edinburgh EH12 9SE. The holding is registered as follows:

Nominee/Registered Name	Shares Held
Chase Nominees Limited	6,106,065
Total Ordinary Shares	6,106,065

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	15:10 20-Aug-04
Number	1886C

RNS Number:1886C
Wolfson Microelectronics PLC
20 August 2004

20 August 2004

Wolfson Microelectronics plc (the "Company")

Section 198 Notification

The Company was notified by Lehman Brothers International (Europe) on 18 August 2004, pursuant to s198 of the Companies Act 1985, that as at the close of business on 17th August 2004, its interest in the ordinary share capital of Wolfson Microelectronics plc has fallen below 3 percent.

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Announcement
Released	17:35 01-Sep-04
Number	5202C

RNS Number:5202C
Wolfson Microelectronics PLC
01 September 2004

1 September 2004

Wolfson Microelectronics plc (the "Company")

Section 198 Notification

The Company was notified on 31 August 2004 by Fidelity Investments on behalf of FMR Corp.(''FMR'') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company has increased to 15,190,905 ordinary shares in the Company ("Shares"), representing 14.11% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Mellon Bank	FMRCO	685,250
State Street Nominees Limited	FMTC	27,900
Mellon Bank	FMTC	26,100
State Street Bank & Trust	FMTC	23,000
Chase Manhattan Bank London	FISL	3,410,657
Chase Nominees Ltd	FISL	573,900
Citibank	FPM	217,600
Bank of New York London	FPM	444,800
HSBC	FPM	77,700
Chase Nominees Ltd	FPM	537,400
Deutsche Bank	FPM	35,000
Bankers Trust	FPM	501,700
HSBC Client Holdings Nominee (UK) Limited	FPM	756,600
BBH	FPM	4,126
Northern Trust	FIL	61,200
HSBC	FIL	132,200
Chase Manhattan Bank London	FIL	1,149,871
Northern Trust	FIL	1,645,800
JP Morgan	FIL	1,540,300
State Street Nominees Ltd	FIL	204,500
Bank of New York Brussels	FIL	172,800
State Street Bank & Trust	FIL	94,200
Bank of New York London	FIL	925,000
Deutsche Bank	FIL	970,700
Nortrust Nominees Ltd	FIL	489,600
Deutsche Bank AG, London	FIL	31,316
Morgan Stanley	FIL	255,185
Citibank	FIL	52,100

HSBC Client Holdings Nominee (UK) Limited	FIL	11,700
Mellon Bank	FIL	130,500
Total Ordinary Shares		15,190,905

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Announcement
Released	14:59 08-Sep-04
Number	7496C

RNS Number:7496C
Wolfson Microelectronics PLC
08 September 2004

8 September 2004

Wolfson Microelectronics plc (the "Company")

Section 198 Notification

The Company was notified on 7 September 2004 by Fidelity Investments on behalf of FMR Corp.(''FMR'') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 15,064,935 ordinary shares in the Company ("Shares"), representing 13.93% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Mellon Bank	FMRCO	685,250
Mellon Bank	FMTC	28,100
State Street Bank & Trust	FMTC	23,000
State Street Nominees Ltd.	FMTC	27,900
Chase Manhattan Bank London	FISL	3,410,657
Chase Nominees Ltd	FISL	573,900
Citibank	FPM	217,600
Bank of New York London	FPM	444,800
BBH	FPM	4,126
HSBC	FPM	77,700
Chase Nominees Ltd	FPM	537,400
Deutsche Bank	FPM	35,000
Bankers Trust	FPM	316,130
HSBC Client Holdings Nominee (UK) Limited	FPM	756,800
HSBC	FIL	132,200
HSBC Client Holdings Nominee (UK) Limited	FIL	11,700
Chase Manhattan Bank London	FIL	1,149,871
Northern Trust	FIL	1,645,800
Northern Trust London	FIL	61,200
JP Morgan	FIL	1,599,900
State Street Nominees Ltd	FIL	204,500
Bank of New York Brussels	FIL	172,800
State Street Bank & Trust	FIL	94,200
Bank of New York London	FIL	925,000
Deutsche Bank	FIL	970,700

Deutsche Bank AG London	FIL	31,316
Nortrust Nominees Ltd	FIL	489,600
Morgan Stanley	FIL	255,185
Citibank	FIL	52,100
Mellon Bank	FIL	130,500
Total Ordinary Shares		15,064,935

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:24 04-Oct-04
Number	6827D

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics Plc (the "Company")
4 October 2004

Section 198 Notification

The Company was notified on 4 October 2004 by UBS Global Asset Management Life Ltd ("UBS") pursuant to Section 198 Companies Act 1985 that it has an interest in 3,810,512 ordinary shares of the Company ("Shares"), representing 3.52% of the issued share capital of the Company. UBS is a subsidiary of UBS Global Asset Management Holding (No. 2) Ltd which is also treated as having an interest in the Shares. UBS has advised that the registered holders and the number of shares held by each of them are as follows:

Nominees/Registered Name	**Shares Held**
Phildrew Nominees Limited A/C LF09	276,643
Phildrew Nominees Limited A/C LF20	3,533,869
Total Shares	3,810,512

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	15:35 07-Oct-04
Number	8434D

RNS Number:8434D
Wolfson Microelectronics PLC
07 October 2004

Wolfson Microelectronics plc (the "Company")

7 October 2004

Section 198 Notification

The Company was notified on 7 October 2004 by Fidelity Investments on behalf of FMR Corp.("FMR") and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company has increased to 16,146,005 ordinary shares in the Company ("Shares"), representing 14% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Mellon Bank	FMRCO	685,250
Mellon Bank	FMRCO	28,100
State Street Bank & Trust	FMRCO	50,900
JP Morgan Chase	FMRCO	20,600
Chase Manhattan Bank London	FISL	3,984,557
Citibank	FPM	217,600
Bank of New York London	FPM	444,800
BBH	FPM	4,126
HSBC	FPM	916,600
Chase Nominees Ltd	FPM	590,100
Deutsche Bank	FPM	35,000
HSBC	FIL	143,900
Chase Manhattan Bank London	FIL	1,149,871
Northern Trust	FIL	1,728,500
JP Morgan	FIL	1,720,500
State Street Bank & Trust	FIL	298,700
Bank of New York London	FIL	1,097,800
Deutsche Bank	FIL	1,101,716
Nortrust Nominees Ltd	FIL	489,600
Morgan Stanley	FIL	255,185
Citibank	FIL	52,100
Mellon Bank	FIL	130,500
Total Ordinary Shares		16,146,005

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	13:40 13-Oct-04
Number	0411E

RNS Number:0411E
Wolfson Microelectronics PLC
13 October 2004

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc (the "Company")
13 October 2004

Section 198 Notification

The Company was notified on 12 October 2004 by Fidelity Investments on behalf of FMR Corp.(''FMR'') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company has decreased to 14,944,505 ordinary shares in the Company ("Shares"), representing 13.81% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Mellon Bank	FMRCO	685,250
Mellon Bank	FMTC	28,100
State Street Bank & Trust	FMTC	50,900
JP Morgan Chase	FMTC	20,600
Chase Manhattan Bank London	FISL	3,984,557
Citibank	FPM	217,600
Bank of New York London	FPM	444,800
BBH	FPM	4,126
HSBC	FPM	916,600
Chase Nominees Ltd	FPM	590,100
Deutsche Bank	FPM	35,000
HSBC	FIL	143,900
Chase Manhattan Bank London	FIL	1,149,871
Northern Trust	FIL	1,728,500
JP Morgan	FIL	1,720,500
State Street Bank & Trust	FIL	298,700
Bank of New York London	FIL	896,300
Deutsche Bank	FIL	1,101,716
Nortrust Nominees Ltd	FIL	489,600
Morgan Stanley	FIL	255,185
Citibank	FIL	52,100
Mellon Bank	FIL	130,500
Total Ordinary Shares		14,944,505

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RECEIVED
2004 DEC 29 A 10: 06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	13:41 13-Oct-04
Number	0392E

RNS Number:0392E
Wolfson Microelectronics PLC
13 October 2004

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc (the "Company")
13 October 2004

Section 198 Notification

The Company was notified on 12 October 2004 by AEGON UK plc Group of Companies (''Aegon''), pursuant to s. 198 Companies Act 1985, that its interest in the Company has decreased to 5,195,615 ordinary shares in the Company ("Shares"), representing 4.80% of the issued share capital of the Company. ''Aegon'' means Scottish Equitable plc, Scottish Equitable (Managed Funds) Limited, AEGON Fund Management UK Ltd, AEGON Investment Management UK Ltd, AEGON Asset Management UK plc, Scottish Equitable Trustees Limited, Guardian Assurance plc, Guardian Linked Life Assurance Limited, Guardian Pensions Management Limited and Guardian Unit Managers Limited all having a place of business at Edinburgh Park, Edinburgh EH12 9SE. The holding is registered as follows:

Nominee/Registered Name	Shares Held
Chase Nominees Limited	5,195,615
Total Ordinary Shares	5,195,615

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	14:58 08-Nov-04
Number	9829E

RNS Number:9829E
Wolfson Microelectronics PLC
08 November 2004

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc (the "Company")
8 November 2004

Section 198 Notification

The Company was notified on 5 November 2004 by Fidelity Investments on behalf of FMR Corp.(''FMR'') and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ("FMRCO") and Fidelity Management Trust Company ("FMTC")) and on behalf of Fidelity International Limited ("FIL") and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ("FISL") and Fidelity Pension Management ("FPM")), pursuant to Section 198 Companies Act 1985 that its interest in the Company has increased to 15,260,370 ordinary shares in the Company ("Shares"), representing 14.11% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
Mellon Bank	FMRCO	685,250
Mellon Bank	FMTC	28,100
State Street Bank & Trust	FMTC	50,900
JP Morgan Chase	FMTC	20,600
Chase Manhattan Bank London	FISL	4,041,757
Citibank	FPM	217,600
Bank of New York London	FPM	444,800
BBH	FPM	5,526
HSBC	FPM	916,600
Chase Nominees Ltd	FPM	590,100
Deutsche Bank	FPM	35,000
HSBC	FIL	143,900
Chase Manhattan Bank London	FIL	1,024,794
Northern Trust	FIL	1,728,500
JP Morgan	FIL	2,233,700
State Street Bank & Trust	FIL	406,200
Bank of New York London	FIL	637,600
Deutsche Bank	FIL	1,122,058
Nortrust Nominees Ltd	FIL	489,600
Morgan Stanley	FIL	255,185
Citibank	FIL	52,100
Mellon Bank	FIL	130,500
Total Ordinary Shares		15,260,370

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	15:52 08-Nov-04
Number	9889E

RNS Number:9889E
Wolfson Microelectronics PLC
08 November 2004

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc (the "Company")
8 November 2004

Section 198 Notification

The Company was notified on 5 November 2004 by Bank of New York Europe Limited, Luxembourg Branch that its interest in the Company is 3,478,783 ordinary shares in the Company ("Shares"), representing 3.22% of the issued share capital of the Company.

Nominee/Registered Name	Shares Held
Nutraco Nominees Limited	3,478,783
Total Ordinary Shares	3,478,783

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Notification
Released	16:43 09-Dec-04
Number	2441G

RNS Number:2441G
Wolfson Microelectronics PLC
09 December 2004

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc (the "Company")
9 December 2004

Section 198 Notification

The Company was notified on 9 December 2004 by Bank of New York Europe Limited, Luxembourg Branch that its interest in the Company is 3,140,712 ordinary shares in the Company ("Shares"), representing 2.90% of the issued share capital of the Company.

Nominee/Registered Name	Shares Held
Nutraco Nominees Limited	3,140,712
Total Ordinary Shares	3,140,712

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Section 198 Announcement
Released	15:28 15-Dec-04
Number	4508G

RNS Number:4508G
Wolfson Microelectronics PLC
15 December 2004

Wolfson Press Announcement of s.198 Notification

Wolfson Microelectronics plc (the "Company")
15 December 2004

Section 198 Notification

The Company was notified on 15 December 2004 by Lincoln Financial Group on behalf of Lincoln Assurance Limited that its interest in the Company is 3,827,372 ordinary shares in the Company ("Shares"), representing 3.53% of the issued share capital of the Company.

Nominee/Registered Name	Shares Held
Lincoln Assurance Limited	3,827,372
Total Ordinary Shares	3,827,372

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Schedule 11
Released	15:25 27-Oct-03
Number	3424R

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

George Reginald Elliott

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of holding of shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

George Reginald Elliott

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

9,523

8. Percentage of issued class

0.01%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share

£2.10

13. Date of transaction

21 October 2003

14. Date company informed

27 October 2003

15. Total holding following this notification

9,523 ordinary shares

16. Total percentage holding of issued class following this notification

0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

George Elliott 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification

George Reginald Elliott

Date of Notification

27 October 2003

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Schedule 11
Released	15:25 27-Oct-03
Number	3422R

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

Barry Michael Rose

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of holding of shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Barry Michael Rose

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

23,809

8. Percentage of issued class

0.02%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share

£2.10

13. Date of transaction

21 October 2003

14. Date company informed

27 October 2003

15. Total holding following this notification

23,809 ordinary shares

16. Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

George Elliott 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification

George Reginald Elliott

Date of Notification

27 October 2003

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Schedule 11
Released	15:26 27-Oct-03
Number	3421R

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

Ross Graham

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of holding of shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ross Graham

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

9,523

8. Percentage of issued class

0.01%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share

£2.10

13. Date of transaction

21 October 2003

14. Date company informed

27 October 2003

15. Total holding following this notification

9,523 ordinary shares

16. Total percentage holding of issued class following this notification

0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

George Elliott 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification

George Reginald Elliott

Date of Notification

27 October 2003

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Schedule 11
Released	15:34 27-Oct-03
Number	3496R

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

Dr Alastair David Milne

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of holding of shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Dr Alastair David Milne

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

9,523

8. Percentage of issued class

0.01%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share

£2.10

13. Date of transaction

21 October 2003

14. Date company informed

27 October 2003

15. Total holding following this notification

3,072,523 ordinary shares

16. Total percentage holding of issued class following this notification

3.02%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

George Elliott 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification

George Elliott

Date of Notification

27 October 2003

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Schedule 11
Released	15:34 27-Oct-03
Number	3426R

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

Dr. Alastair David Milne

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of holding of shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Dr. Alastair David Milne

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Inter vivos gift transfers

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

8,000

10. Percentage of issued class

0.008%

11. Class of security

Ordinary Shares

12. Price per share

Nil consideration

13. Date of transaction

22 October 2003

14. Date company informed

27 October 2003

15. Total holding following this notification

3,064,523 ordinary shares

16. Total percentage holding of issued class following this notification

3.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

George Elliott 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification

George Reginald Elliott

Date of Notification

27 October 2003

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director's Share Dealings
Released	08:08 02-Mar-04
Number	0072W

Wolfson Microelectronics plc

Director's Share Dealings

"On 1st March 2004 Jim Reid, Chief Technical Officer of Wolfson Microelectronics plc ("Wolfson") sold a total of 115,000 ordinary Wolfson shares. This transaction is in accordance with the provisions of the underwriting agreement between Citigroup, Wolfson, the directors of Wolfson and others entered into at the time of Wolfson's admission to the Official List on 16th October 2003, to allow Mr. Reid to finance the exercise price of options that would expire prior to the end of the lock-up period set out within the underwriting agreement, and to finance the tax liability arising from the exercise of the options."

Enquiries

Harry Chathli 0207 404 5959

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Schedule 11
Released	08:12 02-Mar-04
Number	0073W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

James RC Reid

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of holding of shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

James RC Reid

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

115,000

10. Percentage of issued class

0.11%

11. Class of security

Ordinary

12. Price per share

£3.05p

13. Date of transaction

1 March 2004

14. Date company informed

1 March 2004

15. Total holding following this notification

830,300

16. Total percentage holding of issued class following this notification

0.79%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

George Elliott 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification

George Elliott

Date of Notification

2 March 2004

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Schedule 11
Released	08:13 02-Mar-04
Number	0074W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

James RC Reid

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of holding of shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

James RC Reid

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Options

7. Number of shares / amount of stock acquired

350,000

8. Percentage of issued class

0.33%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share

£0.03

13. Date of transaction

1 March 2004

14. Date company informed

1 March 2004

15. Total holding following this notification

1,180,300

16. Total percentage holding of issued class following this notification

1.12%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

George Elliott 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification

George Elliott

Date of Notification

2 March 2004

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Schedule 11
Released	08:14 02-Mar-04
Number	0075W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

James RC Reid

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of holding of shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

James RC Reid

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Options

7. Number of shares / amount of stock acquired

120,000

8. Percentage of issued class

0.11%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share

£0.15

13. Date of transaction

1 March 2004

14. Date company informed

1 March 2004

15. Total holding following this notification

1,300,300

16. Total percentage holding of issued class following this notification

1.24%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

George Elliott 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification

George Elliott

Date of Notification

2 March 2004

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Schedule 11
Released	08:16 02-Mar-04
Number	0076W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

James RC Reid

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of holding of shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

James RC Reid

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Options

7. Number of shares / amount of stock acquired

180,000

8. Percentage of issued class

0.17%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share

£0.25

13. Date of transaction

1 March 2004

14. Date company informed

1 March 2004

15. Total holding following this notification

1,480,300

16. Total percentage holding of issued class following this notification

1.41%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

George Elliott 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification

George Elliott

Date of Notification

2 March 2004

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Schedule 11
Released	08:19 02-Mar-04
Number	0077W

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

James RC Reid

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of holding of shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

James RC Reid

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Options

7. Number of shares / amount of stock acquired

310,000

8. Percentage of issued class

0.29%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share

£0.15

13. Date of transaction

1 March 2004

14. Date company informed

1 March 2004

15. Total holding following this notification

1,790,300

16. Total percentage holding of issued class following this notification

1.69%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

George Elliott 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification

George Elliott

Date of Notification

2 March 2004

END

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Schedule 11
Released	11:18 19-Mar-04
Number	7212W

RNS Number:7212W
Wolfson Microelectronics PLC
19 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

Ross K Graham

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of holding of shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

1800

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share

269.9p

13. Date of transaction

18 March 2004

14. Date company informed

18 March 2004

15. Total holding following this notification

11323

16. Total percentage holding of issued class following this notification

0.01%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

George Elliott 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification

George Elliott

Date of Notification

19 March 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director's Share Dealings
Released	13:01 15-Apr-04
Number	6506X

RNS Number:6506X
Wolfson Microelectronics PLC
15 April 2004

Wolfson Microelectronics plc

Director's Share Dealings

On 14 April 2004 John Urwin, Operations Director of Wolfson Microelectronics plc ("Wolfson") sold a total of 92,497 ordinary Wolfson shares. This transaction is in accordance with the provisions of the underwriting agreement between Citigroup, Wolfson, the directors of Wolfson and others entered into at the time of Wolfson's admission to the Official List on 16 October 2003 to allow Mr. Urwin to finance the exercise price of options that would expire prior to the end of the lock-up period set out within the underwriting agreement, and to finance the tax liability arising from the exercise of the options.

Enquiries

Harry Chatli 0202 404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Schedule 11
Released	13:02 15-Apr-04
Number	6505X

RNS Number:6505X
Wolfson Microelectronics PLC
15 April 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

John M Urwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of holding of Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John M Urwin

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options

7. Number of shares / amount of stock acquired

528,600

8. Percentage of issued class

0.49%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary

12. Price per share

198,600 at £0.03 / share
150,000 at £0.15 /share
180,000 at £0.25 / share

13. Date of transaction

14 April 2004

14. Date company informed

14 April 2004

15. Total holding following this notification

552,800

16. Total percentage holding of issued class following this notification

0.51%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

George Elliott - 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification

George Elliott

Date of Notification

15 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Schedule 11
Released	13:02 15-Apr-04
Number	6504X

RNS Number:6504X
Wolfson Microelectronics PLC
15 April 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Wolfson Microelectronics plc

2. Name of director

John M Urwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification is in respect of holding of Shareholder named above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

John M Urwin

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

92,497

10. Percentage of issued class

0.09%

11. Class of security

Ordinary Shares

12. Price per share

£2.80

13. Date of transaction

14 April 2004

14. Date company informed

14 April 2004

15. Total holding following this notification

460,303

16. Total percentage holding of issued class following this notification

0.43%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

George Elliott - 0131 272 7000

25. Name and signature of authorised company official responsible for making this notification

George Elliott

Date of Notification

15 April 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of Results
Released	11:09 17-Feb-04
Number	5054V

Wolfson Microelectronics plc
Notification of Preliminary Results

The Directors of Wolfson Microelectronics plc (LSE: WLF) will be announcing the Group's results for the full year ended 31 December 2003 on Monday, 1 March 2004.

David Milne, Chief Executive Officer and George Elliott, Chief Financial Officer of Wolfson will be hosting a presentation on the day at 0900 to analysts at The Lincoln Centre, 18 Lincoln's Inn Fields, London WC2A 3ED.

Enquiries:

Brunswick
Tom Buchanan, Harry Chathli +44 207 404 5959

-Ends-

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Final Results
Released	07:00 01-Mar-04
Number	9516V

RNS Number:9516V
Wolfson Microelectronics PLC
01 March 2004

1 March 2004

Immediate Release

Wolfson Microelectronics plc

Preliminary Results for the Year Ended 31 December 2003

Wolfson Microelectronics plc (LSE: WLF), a leading mixed-signal semiconductor company that produces proprietary high performance integrated circuits, today announces its maiden full year results as a listed company for the 12 months ended 31 December 2003.

Highlights

- Turnover increased by 125% to $75.7m (2002: $33.7m)
- Profit before tax increased to $12.5m (2002: $3.6m)
- Diluted earnings per share of 9.24 cents (2002: 2.57 cents)
- Net cash generation from operations of $4.8m (2002: $3.5m)
- R&D expenditure increased to $9.4m (2002: $4.9m)

David Milne, Chief Executive Officer of Wolfson Microelectronics said:

"I am delighted by the progress of our Company in 2003. This is the second year in a row we have doubled our turnover. Our growth is driven by demand from a host of new digital consumer products that need the high performance mixed signal interfaces we supply.

"In 2004 we are continuing to see a healthy build-up of our first half order book and are excited by the interest customers are showing in our new products for multimedia mobile phones and digital cameras."

Enquiries:

Wolfson	On 020 7404 5959 today
David Milne, CEO	and thereafter 0131 272 7000
George Elliott, CFO	
Brunswick	020 7404 5959
Tom Buchanan	
Harry Chathli	

Operating Review

Overview

We are pleased to report that our revenues increased by 125% in the year to 31 December 2003 to $75.7m from $33.7m and our profit before tax improved to $12.5m from $3.6m, an increase of 247%. The growth in revenues has been a result of increased sales volumes of products in each of the Company's three key markets of imaging, consumer and portable audio electronics. The improved profit level has been aided by an increase of 1.7% in the gross margin (excluding legacy business) from 46.6% to 48.3% during the year and by the increased scale of the business.

The enhanced profit has also led to the generation of $4.8m of cash from operating activities during the year.

Market backdrop

During the last three years the digital consumer sector has significantly out performed the overall semiconductor market. Growth was particularly strong in 2003, driven by the transition of a wide range of home consumer audio and video equipment to digitally based products and the introduction of a myriad of portable entertainment devices. Demand is also being driven by growth in multimedia mobile phones as well as the expansion of digital imaging for documents and sharing of photographs. These trends will continue to drive demand for the high performance mixed signal interface products produced by the company.

Company Growth

During 2003 the company has grown as a result of three main factors:

1. Expansion of the digital consumer product market
2. Introduction of a number of new products
3. Development of the customer base

The growth of the consumer electronic product market is being driven by products such as digital cameras, DVD players, MP3 players, PDAs and smart handheld devices. According to industry analysts their combined compound annual growth rate is in excess of 25%. The diversity of products being developed gives the company many sales opportunities and at the end of the year, the Company had over 200 design wins for its components.

Growth is also being driven by the increased number of products in our portfolio. In 2003, we invested over $9m in R&D and introduced a total of 15 new products. These new introductions increased the total number of products offered by the Company to over 60 at the end of the year. Establishing a broad product range and broad customer base is at the core of the company's strategy for sustainable profitable growth.

During the year the Company has expanded its customer base which now includes a number of world leading consumer electronic OEMs in addition to many volume manufacturers. Sales to the Asia Pacific region (excluding Japan) have increased, and now represent 83% of revenues, up from 76% in 2002. This is a result of the trend for companies to subcontract manufacturing to this region. A notable development during the year has been the increase in sales of our products in Japan which now represents 8% of revenues.

To support the growing number of customers, we expanded our sales presence in 2003, opening new offices in China and Korea, and increasing both sales and technical staff in our other locations.

Product Manufacturing and Supply

During the year the Company increased its manufacturing capacity by qualifying TSMC as an additional wafer foundry and Carsem and OSE as assembly and test facilities. Product testing capacity has also been enhanced by the investment of $2.7m by the Company in optimised test platforms which have been consigned to

our subcontractors for our exclusive use.

People and Organisational Development

The Company's success depends on the quality of the people we employ. During the year we strengthened every aspect of the business, increasing the staff complement by 59 to 155 at the end of the year. The sales, marketing and operations teams have been expanded to support the company's growth. The development of new products remains key to the Company's future and the core engineering team was increased by 28 to a total of 75 people.

To support this expansion, the Company has invested in a new larger facility in Edinburgh and is establishing a design centre in Swindon.

Litigation

On 9 October 2003, Cirrus Logic, a US fabless semiconductor company which competes with Wolfson in the consumer audio market, filed a complaint in the U.S. District Court of Southern California claiming infringement of two of its U.S. patents. On 14 October 2003, Cirrus filed a complaint with the International Trade Commission in Washington claiming, after amendment, infringement of the same patents, and seeking a ban on imports into the USA of a number of Wolfson products and end products incorporating those Wolfson products.

We have stated publicly that we believe the Cirrus cases do not have merit and have submitted evidence of prior art relating to the alleged inventions of the patents. We have also countersued for patent invalidity and unenforceability, unfair competition and tortious interference in the U.S. District Court of Southern California.

The 2003 results were impacted by a charge of approximately $700K in relation to legal costs incurred in contesting the Cirrus litigation.

Financial review

Overview

In 2003, the group's functional currency changed from sterling to US dollars as the majority of its revenues and costs are now denominated in US dollars. This has resulted in the reporting currency being changed to US dollars in the year ended 31 December 2003, with prior year comparatives restated accordingly. A more detailed explanation is given in the basis of preparation note to the preliminary announcement.

Turnover for the year ended 31 December 2003 increased by 125% to $75.7m from $33.7m the previous year. This was mainly due to increased sales of integrated circuits for the imaging, consumer and portable audio markets. Revenues from legacy business, which includes income from royalties and design services represented 5.7% of turnover in 2003 compared with 5.0% in 2002.

Over 60% of turnover was generated in the second half of 2003. This was consistent with the previous year and reflected the seasonal build-up of consumer products manufactured by OEMs for the Christmas period.

Gross profit

Gross profit for the year ended 31 December 2003 increased by 124% to $35.4m from $15.8m in the previous year. The gross margin for the year ended 31 December 2003 was 46.8% compared to 46.9% for the previous year. The gross margin in 2003 has been depressed by the gross margin on legacy business, particularly the sale of wafers, which were sold at cost and a $495K provision for slow moving inventory

Excluding legacy business the gross margin on products in 2003 was 48.3% compared to 46.6% the previous year. This increase was principally due to the introduction of more highly differentiated products, particularly in imaging and portable, and continued reduction in production costs, principally through improved engineering for test and packaging solutions.

Operating expenses

Distribution and selling costs in the year ended 31 December 2003 increased by 63% to $7.8m from $4.8m in the previous year. Distribution and selling costs, as a percentage of turnover, have decreased to 10.3% in the year to 31 December 2003 compared to 14.1% in the previous year. This was mainly due to the increase in volume of sales in 2003 as a proportion of the distribution and selling costs are fixed or semi-fixed in nature.

Research and development expenses increased by 90% year on year to $9.4m from $4.9m but, as a percentage of turnover, have decreased to 12.4% in the year to 31 December 2003, compared to 14.6% in the previous year.

Administrative expenses in the year ended 31 December 2003 increased by 113% to $6.0m from $2.8m in the previous year. However administrative expenses, as a percentage of turnover, have decreased to 8.0% in the year to 31 December 2003 compared to 8.4% in the previous year. Administrative expenses include $692K of legal costs incurred in connection with an alleged patent infringement claim by Cirrus Logic Inc and $432K losses on foreign exchange transactions, the majority of which was incurred prior to the change in functional currency.

Operating profit

Operating margin increased to 16.7% for the year ended 31 December 2003 from 10.6% in 2002. This was mainly due to the increase in the volume of product sales and the increase in the gross margin on products exceeding the increase in overheads.

Interest

Interest receivable of $317K, principally on cash balances resulting from equity raised from the initial public offering in October 2003 has been offset by interest payable of $415K mainly on loans to purchase a new building and test equipment.

Taxation

The total tax charge for the current year of $3.3m comprises a charge for UK corporation tax of $0.6m and $2.7m in respect of deferred tax. The group's taxation rate declined to 26% in 2003, from 34% in 2002 primarily as a result of the availability of additional tax allowances for research and development expenditure. The tax losses brought forward were fully utilised in 2003. There is a deferred tax asset of $0.2m recognised at 31 December 2003 as a result of timing differences between the treatment of certain items for taxation and accounting purposes.

Earnings per share

Diluted earnings for 2003 were 9.24 cents a share compared with 2.57 cents per share the previous year. These figures are based on a weighted average number of shares of 99,943,588 shares in the current year and 93,816,546 shares in the prior year.

Dividends

The company intends to retain all future earnings for investment in development and expansion of the business and does not currently expect to pay a dividend

for the foreseeable future.

Balance sheet

Capital expenditure in 2003 included the purchase of a new building in September 2003 for £9.0m (approximately $15.9m) excluding taxes and expenses. This building, which is in Edinburgh, will accommodate the group's main engineering and office facilities. Costs incurred in respect of fitting out the building in 2003 amounted to approximately $1.0m. Other major items of capital expenditure incurred during 2003 included the purchase of test and related equipment at a cost of $3.2m and computer hardware and software at a cost of $2.1m

During the year stocks increased from $5.4m to $8.9m at 31 December 2003. This was in line with the increase in sales volumes during the year. Debtors increased from $9.0m to $17.4m at 31 December 2003. This was due mainly to an increase in trade debtors from $5.0m to $13.7m, which resulted from the increase in sales volumes during the fourth quarter of 2003.

Creditors due within one year increased from $8.2m to $14.7m at 31 December 2003. This was due principally to the increase in trade creditors and accruals resulting from the increase in production volumes during the year. Creditors due after more than one year have increased from $1.2m in 2002 to $19.0m at 31 December 2003. This was due mainly to a £9.0m (approximately $15.9m) term loan to finance the acquisition of the new building in Edinburgh. The term loan bears interest at 1.5% over base and is repayable over 20 years, with a two year moratorium on repayments. The loan is secured by a floating charge and a standard security (fixed charge) over the property.

In October 2003 the company raised £25.3m (approximately $42.4m) of additional equity through an initial public offering on the London Stock Exchange. The net proceeds amounted to $37.9m after deducting expenses of $4.5m.

Cash flow

At 31 December 2003 cash balances amounted to $46.5m compared to $6.3m at December 2002. There was a net cash inflow of $4.8m from operating activities in 2003 compared to a net cash inflow of $3.5m from operating activities in 2002. After allowing for cash inflows from financing and cash outflows in respect of capital expenditure and exchange adjustments there was a $39.6m increase in cash in 2003, compared to a $2.6m increase in cash in 2002.

Treasury and foreign exchange

The company does not, as a matter of policy, hedge its exposure in foreign currencies. Almost all of the company's revenues and cost of sales are denominated in US dollars. The company is, however, exposed to fluctuations in the US dollar / sterling exchange rate as over 50% of its overheads are denominated in sterling.

The group's customers are located in many countries around the world. This may therefore increase the risk that a counterparty to a contract may default, leaving the group with a credit exposure. This risk is managed by selling to a diverse range of customers to ensure that exposure to any one customer is not significant and, in certain cases, obtaining either letters of credit or advance payments. In addition, in other instances, credit insurance against the risk of default in payment is taken out.

Outlook for 2004

The Company has entered the new year with a strong backlog of orders and healthy demand for its products. We anticipate continued growth in the first half of 2004 in all of our product lines (consumer audio, portable and digital imaging) with the strongest growth forecast in the portable sector. This growth pattern will result in higher average selling prices and improved gross margin, as well

as turnover in the seasonally weak first half comfortably ahead of the turnover for the second half of 2003.

We have added 6 new products since the IPO and our new product pipeline is the largest in the Company's history. Recently announced products are targeted at exciting opportunities in audio power amplification and multimedia mobile phones. We expect to introduce a total of over 25 new products in 2004.

Consolidated profit and loss account
for the year ended 31 December 2003

	Note	Year ended 31 December 2003 $000	Year ended 31 December 2002 Restated $000
Turnover		75,735	33,681
Cost of sales		(40,321)	(17,871)
Gross profit		35,414	15,810
Distribution and selling costs		(7,764)	(4,760)
Research and development expenses		(9,377)	(4,924)
Administrative expenses		(6,040)	(2,840)
Other operating income		381	276
Operating profit		12,614	3,562
Interest receivable and similar income		317	96
Interest payable and similar charges		(415)	(30)
Profit on ordinary activities before taxation		12,516	3,628
Tax on profit on ordinary activities		(3,280)	(1,216)
Profit on ordinary activities after taxation		9,236	2,412
Dividends		-	(885)
Retained profit for the year		9,236	1,527
		Cents	Cents
Earnings per share - basic	2	12.01	2.73
- diluted	2	9.24	2.57

The above results relate wholly to continuing activities.

Balance sheets
as at 31 December 2003

	Note	Group 31 December 2003 $000	Group 31 December 2002 Restated $000	Company 31 December 2003 $000	Company 31 December 2002 Restated $000
Fixed assets					

Tangible assets		23,689	3,390	23,657	3,390
Current assets					
Stocks		8,859	5,432	8,859	5,432
Debtors		17,352	9,046	17,501	9,046
Cash at bank and in hand		46,474	6,282	46,336	6,282
		72,685	20,760	72,696	20,760
Creditors: amounts falling due within one year		(14,698)	(8,180)	(14,677)	(8,180)
Net current assets		57,987	12,580	58,019	12,580
Total assets less current liabilities		81,676	15,970	81,676	15,970
Creditors: amounts falling due after more than one year		(19,021)	(1,197)	(19,021)	(1,197)
Deferred income		-	(468)	-	(468)
Net assets		62,655	14,305	62,655	14,305
		======	======	======	======
Capital and reserves					
Called up share capital	3	174	9,152	174	9,152
Share premium account		47,839	95	47,839	95
Capital redemption reserve		497	-	497	-
Profit and loss account		14,145	5,058	14,145	5,058
Total sharehodlers' funds		62,655	14,305	62,655	14,305
		======	======	======	======
Shareholders' funds					
Equity		62,655	6,246	62,655	6,246
Non equity		-	8,059	-	8,059

	62,655	14,305	62,655	14,305

These financial statements were approved by the board of directors on 1 March 2004 and were signed on its behalf by:

AD Milne GR Elliott
Director Director

Consolidated cash flow statement
for the year ended 31 December 2003

	Year ended 31 December 2003 $000	Year ended 31 December 2002 Restated $000
Reconciliation of operating profit to net cash flow from operating activities		
Operating profit	12,614	3,562
Depreciation charges	2,214	1,333
Loss on disposal of fixed assets	41	3
Increase in stocks	(3,256)	(3,257)
Increase in debtors	(10,127)	(1,396)
Increase in creditors	3,554	3,117
Exchange adjustments	(238)	103
Net cash inflow from operating activities	4,802	3,465

Group cash flow statement

Net cash inflow from operating activities	4,802	3,465
Return on investments and servicing of finance	(780)	66
Taxation (paid)/received	(19)	246
Capital expenditure and financial investment	(21,451)	(3,184)
Equity dividends paid	(407)	-
Net cash (outflow) / inflow before financing	(17,855)	593
Financing	57,652	1,494
Exchange adjustment	(233)	538
Increase in cash in the year	39,564	2,625

Reconciliation of net cash flow
to movement in net funds

Increase in cash in the year	39,564	2,625
Cash inflow from increase in debt and lease financing	(18,854)	(1,395)
Change in net funds resulting from cash flows	20,710	1,230
New finance lease and hire purchase contracts	(464)	(334)

Increase in net funds in the year	20,246	896
Net funds at start of the year	4,430	3,657
Exchange adjustments	444	(123)
Net funds at end of the year	25,120	4,430

Consolidated statement of total recognised gains and losses
for the year ended 31 December 2003

	Year ended 31 December 2003 $000	Year ended 31 December 2002 Restated $000
Profit for the financial year	9,236	2,412
Exchange adjustments	316	38
Total recognised gains and losses relating to the financial year	9,552	2,450

Reconciliation of movements in shareholders' funds
for the year ended 31 December 2003

Group	Equity $000	Non equity $000	Total $000
Profit retained for equity shareholders	9,236	-	9,236
Proceeds from share issues, net of issue costs	39,364	-	39,364
Buyback of deferred shares	(566)	-	(566)
Conversion of non equity interests to equity	8,059	(8,059)	-
Exchange adjustments	316	-	316
Net addition to shareholders' funds	56,409	(8,059)	48,350
Opening shareholders' funds	6,246	8,059	14,305
Closing shareholders' funds	62,655	-	62,655

Notes to the Preliminary Announcement

1 Basis of preparation

The financial information set out above does not constitute the company's statutory accounts for the years ended 31 December 2003 or 2002. Statutory accounts for 2002 have been delivered to the registrar of companies, and those for 2003 will be delivered following the company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

Functional and reporting currency

In the period covered by this report the group has experienced a marked increase in the level and proportions of revenues and costs denominated in US dollars. Having regard to the levels of such transactions in the year to 31 December 2003 the group believes that the functional currency has changed to the US dollar during the current financial year. For this reason the reporting currency has

been changed to US dollars with prior year comparatives restated accordingly.

In accordance with generally accepted accounting principles in the UK, the opening balance sheet and prior year comparatives previously presented in sterling have been restated by translation into US dollars at the relevant closing exchange rate, while profit and loss information, previously presented in sterling has been restated by translation into US dollars at the relevant average exchange rate.

In 2003, as a result of the listing on the London Stock Exchange, significant sterling denominated share capital was raised. The directors consider it appropriate to record the equity share capital at the exchange rate ruling on the date it was raised.

The exchange rates used are shown below:

	Profit and loss account Average rate	Balance sheet Closing rate
Year ended 31 December 2002	1.5025	1.6099
Period ended 30 September 2003	1.6108	1.6606

Differences arising on the translation of prior period comparatives have been dealt with through reserves.

2 Earnings per share

	2003 Earnings $000	2003 Earnings per share cents	2002 Earnings $000	2002 Earnings per share cents
Profit for the financial year	9,236		2,412	
Non-equity dividends	-		(505)	
Basic	9,236	12.01	1,907	2.73
Non-equity dividends	-		505	
Diluted	9,236	9.24	2,412	2.57

The weighted average number of shares used in each calculation is as follows:

	2003 Number of shares	2002 Number of shares
For basic earnings per share	76,876,773	69,920,520
Conversion of convertible preference shares	15,299,782	18,994,629
Effect of share options	7,767,033	4,901,397
For diluted earnings per share	99,943,588	93,816,546

The earnings per share calculations reflect the sub-division of each ordinary share of 10 pence into 100 ordinary shares of 0.1 pence each, upon admission to

the Official List of the UK Listing Authority on 21 October 2003. In calculating the diluted weighted number of shares, the fair value of ordinary shares (used in calculating the dilutive effect of share options) has been estimated as a weighted average of the actual prices obtained in transactions in the ordinary shares of the company during the year in question.

3 Share capital

	At 31 December 2003		At 31 December 2002	
Authorised	No.	$000	No.	$000
Equity shares				
Ordinary shares of 0.1p each	125,000,000	209	-	-
Ordinary shares of 10p each	-	-	1,068,313	172
'B' Ordinary shares of 10p each	-	-	18,607	3
Non equity shares				
Deferred shares of £1 each	-	-	296,312	477
Convertible preference shares of £1 each	-	-	5,509,996	8,871
		209		9,523
Allotted, called up and fully paid				
Equity shares				
Ordinary shares of 0.1p each	104,699,315	174	-	-
Ordinary shares of 10p each	-	-	684,244	111
'B' Ordinary shares of 10p each	-	-	18,607	3
Non equity shares				
Deferred shares of £1 each	-	-	296,312	477
Convertible preference shares of £1 each	-	-	5,318,496	8,561
		174		9,152

From 1 January 2003 to 20 October 2003 4,100 ordinary shares of 10p each were issued for a total consideration of £71,794 ($115,000) in respect of the exercise of employee share options.

On 21 October 2003 the company was admitted to the Official List of the UK Listing Authority and to the London Stock Exchange. Upon admission there were the following changes to the company's share capital:

- 26,866 authorised but unissued ordinary shares of £0.10 were cancelled;
- each of the other issued and unissued ordinary shares of £0.10 each in the company were split into 100 ordinary shares of 0.1p each;
- the 18,607 B ordinary shares were converted into 1,860,700 ordinary shares;
- the 296,312 deferred shares in issue were bought back by the company for an aggregate of £337,796 and then cancelled, with the purchase monies being used by the recipients to buy ordinary shares at £2.10 per share;
- the 5,318,496 preference shares in issue were converted into 18,994,627 ordinary shares;

- the 191,500 authorised but unissued preference shares were cancelled;

- all of the non-voting deferred shares arising on the conversion of the preference shares were bought back for an aggregate of £0.10 and then cancelled, and

- 11,904,735 of new ordinary shares of 0.1p each were issued at a price of £2.10 per share.

- Since 21 October 2003, 2,944,000 ordinary shares of 0.1p were issued for a total consideration of £458,680 ($779,000).

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notice of Results
Released	10:19 06-Jul-04
Number	5327A

RNS Number:5327A
Wolfson Microelectronics PLC
06 July 2004

6 July 2004

Wolfson Microelectronics

Notification of Interim Results

The Directors of Wolfson Microelectronics plc (LSE: WLF) will be announcing the Group's results for the six months ended 30 June 2004 on Monday, 26 July 2004. David Milne, Chief Executive Officer and George Elliott, Chief Financial Officer will be hosting a presentation on the day at 0900 to analysts at Cazenove Auditorium, 1st Floor, 20 Moorgate, London EC2R 6DA.

Enquiries:

Wolfson Microelectronics
Harry Chathli 0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free ann

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Interim Results
Released	07:00 26-Jul-04
Number	1958B

RNS Number:1958B
Wolfson Microelectronics PLC
26 July 2004

26th July 2004

For Immediate Release

Wolfson Microelectronics plc

Interim results for the Half Year Ended 30 June 2004

Wolfson Reports Strong Growth and Profitability

Wolfson Microelectronics plc (LSE: WLF) a leading supplier of mixed signal semiconductors for the digital consumer electronics market, announces its unaudited financial results for the half year to 30 June 2004.

Financial Highlights

- Revenue increased by 94% to $56.9m (H1 2003, $29.3m)
- Gross margin improved to 50% (H1 2003, 46.4%)
- Profit before tax increased by 123% to $9.3m (H1 2003, $4.2m)
- Diluted earnings per share increased 94% to 5.77c (H1 2003: 2.98c)

Operational Highlights

- 158 design wins in the period
- 9 new products introduced in the period
- Continued strong uptake of products by major OEMs
- Increased sales in Japan and Korea to 29% of group turnover
- 31 new technical and commercial staff

Commenting on the results David Milne, CEO of Wolfson Microelectronics, said:

"We are delighted with the continued strong growth and profitability of the company. This is our sixth consecutive half year of revenue and profit growth. We continue to enhance our position in some of the fastest growing digital consumer markets with our expanding portfolio of unique mixed signal products. Our current order backlog and design win momentum gives us confidence that we will achieve strong year on year growth in 2004 with high growth continuing through 2005."

Enquiries:

Wolfson Microelectronics	On 020 7155 4317 today
David Milne, Chief Executive Officer	and thereafter 0131 272 7000

George Elliott, Finance Director

Media and Investor Relations — On 020 7155 4317 today
Harry Chathli — and thereafter 0207 645 2990

About Wolfson
(Wolfson Microelectronics plc LSE-WLF)

Wolfson is a leading supplier of mixed signal semiconductors which are sold world wide for high volume digital consumer applications. The company's products provide the essential interface between the real world and the digital signal processing of most consumer electronic products. Operating in the three market segments of digital imaging applications, consumer audio products and portable appliances Wolfson's catalogue of over 70 unique products are selected by the leading consumer electronic companies for a wide range of applications including hifi, home cinema, portable music players, digital cameras, flat screen TV's, DVD's, game consoles, multifunction printers and multimedia mobile phones.

As a fabless semiconductor company, Wolfson focuses on the design, marketing and sales of its products internationally while subcontracting wafer fabrication to world leading foundries in Korea, Singapore and China. The company outsources its test and assembly requirements to subcontractors in the UK, Malaysia and Taiwan.

The company is headquartered in Edinburgh, has a design office in Swindon and sales offices in Tokyo, Seoul, Taipei, Shenzen, San Diego and Manchester.

Further information can be obtained from the company's website, www.wolfsonmicro.com.

Overview

Wolfson has continued to grow strongly in the first half of 2004 with revenues increased to $56.9m and profit before tax of $9.3m. This is the company's sixth consecutive half year of revenue and profit growth.

The gross margin improved to 50% from 46.4% compared with the same period last year. This was mainly due to a change in sales mix and the introduction of new products resulting in a higher overall average selling price.

The company focuses on the fast growing digital consumer market in which the proliferation of digital technology is creating increasing demand for Wolfson's high performance interface circuits. Based on independent industry forecasts, the company estimates demand from consumers for higher quality audio and video systems, portable devices such as MP3 players, multimedia mobile phones, digital cameras and games consoles has created an end product market estimated at over 700 million units in 2004. This market is expected to approximately double over the next 3 years. These new products based on digital technology require high performance mixed signal interface products such as those produced by Wolfson to allow users access to digital information.

Wolfson has established itself as a supplier to several of the world's leading digital consumer product companies including Microsoft, Apple, Hewlett Packard, Sony, Dell, Toshiba and Samsung and continues to expand its customer base in USA, Japan, Korea, Taiwan and China through its sales offices in these territories.

Financial Review

Revenues

Revenues for H1 2004 were up 94% to $56.9m compared to $29.3m in H1 2003, reflecting stronger sales across all the company's three product lines. Despite

the seasonally strong growth in the second half of last year, revenues increased sequentially by 22% from $46.5m in H2 2003. The blended average selling price for Wolfson products increased slightly in H1 2004, due to the increased volume of portable products in the product mix.

Gross Profit

Gross profit for H1 2004 was $28.5m, an increase of 110% from $13.6m for H1 2003 and 30% up from $21.8m for H2 2003. The gross margin for H1 2004 was 50% compared to 46.4% for H1 2003 and 47% for H2 2003. The increase is a result of product mix in favour of higher margin products, cessation of low margin legacy business and reduced cost of manufacturing through improved test engineering solutions.

Operating Expenses

The company continues to invest in R&D at approximately 13% of revenues to underpin future growth. In the first half of 2004, the company invested $7.4m in new product development representing 13.1% of revenues, compared with $4m for H1 2003, representing 13.6% of revenues. Selling general and administration (SG&A) costs were $11.8 m for H1 2004, representing 20.7% of revenues, compared with $5.6m for H1 2003 which represented 19.1% of revenues. SG&A in the six months to 30 June 2004 includes $1.8m for legal costs incurred in contesting the patent infringement allegations by Cirrus Logic. Excluding legal costs relating to the Cirrus Logic litigation, SG&A costs in H1 2004 would have been 17.6% of revenues.

Operating Profit

The operating profit for H1 2004 was $9.2m, 121% above the $4.2m achieved in H1 2003 and 10% above the $8.4m achieved in H2 2003. The operating margin was 16.2% in H1 2004 compared with 14.3% in H1 2003 and 18.2% in H2 2003.

Net Profit

Profit after taxation for H1 2004 increased by 140% to $6.7m, (H1 2003, $2.8m). The corporation tax charge for H1 2004 of $2.5m comprises $2.3m and $0.2m in respect of current and deferred tax respectively. The effective tax rate for the current year is anticipated to be 27% reflecting the availability of tax allowances on R&D expenditure.

Earnings per Share

On a fully diluted basis the earnings per share was 5.77c for the first half of 2004 based on 116,828,864 shares compared with 2.98c for the six months ended 30 June 2003 based on 94,283,000 shares.

Balance Sheet

Capital expenditure in H1 2004 amounted to $7.0m of which $3.2m was in respect of fitting out the company's engineering and office facility in Edinburgh, acquired in 2003. Other major items of capital expenditure incurred in H1 2004 included the purchase of $2.2m of test and related equipment which has been located at subcontractors and $1.6m of other plant and equipment in support of product development and operations.

In H1 2004 stocks increased by 77% to $15.7m at 30 June 2004 (H1 2003, $8.9m). This is to support the anticipated seasonal growth in demand in the second half of the year.

During the first half of 2004 debtors increased to $22.3m at 30 June 2004 (H1 2003, $17.4m) which was in line with the increased sales volumes.

In the first half of 2004 creditors falling due within one year increased from

$14.7m to $20.3m at 30 June 2004. This was due mainly to the increased level of business and a provision of $2.3m for corporation tax payable based on the company's results for the half year to 30 June 2004.

Cash Flow

At 30 June 2004 cash balances amounted to $41.4m compared with $46.5m at the beginning of the period. The reduction in cash balances in the first half of 2004 is principally as a result of $7m of capital expenditure offset by $1.5m of cash generated from operations.

Operating Review

Demand from consumers for higher quality audio and video systems, more sophisticated and highly integrated portable devices and more powerful multifunction digital printing products, has created a growing market for Wolfson's products. Wolfson segments its business into three product lines addressing digital imaging applications, consumer audio products and portable appliances. Each segment continues to grow with the fastest growth occurring in portable appliances. The rapid growth of portable products has been driven by sales of digital cameras, portable audio players and PDA's.

The company's customer base of consumer electronic manufacturers is predominantly in Asia, with 92% of sales coming from that region. During H1 2004 the proportion of sales coming from Japan has increased by a factor of five from $1.7m in H1 2003 to $9.1m in H1 2004. The company believes it has now become recognised as a significant supplier of high performance products for digital audio and imaging applications in Japan, which is the world leader in consumer electronic product development. The company has a diverse customer base with the largest customer providing less than 10% of revenues with the top five customers generating 36% of revenues in H1 2004 (H1 2003, 45%).

The growth of the company is driven by end market growth, by the achievement of design wins in new end products or models and by the introduction of new Wolfson products.

Design Wins

During H1 2004 the company has achieved design wins (customer qualification of a Wolfson product for a defined end product) in 158 new end products including DVD players, DVD recorders, digital cameras, sound cards, headsets, flat panel TVs, multimedia phones, PDA's, MP3 players, hi-fis and automotive entertainment equipment. The majority of design wins were in the faster growing, high margin portable product area.

New Products

The company introduced nine new products during the first half of 2004 including higher performance audio codecs tailored to meet the demanding specifications and power consumption requirements of digital cameras and multimedia phones. In addition to extending the range of Digital to Analog Convertors and Analog to Digital Convertors for the consumer audio market, the company introduced its first of a family of digital amplifier products aimed at the multichannel home audio and theatre markets. These introductions together with higher speed products for digital document imaging applications increase the company's product portfolio to more than 70 products. This broad product range addresses a variety of market requirements providing the company with many growth opportunities and strength in diversity.

Wafer Manufacture, Assembly and Test

To meet the increased volume demand for its products the company has gained additional manufacturing capacity at its existing suppliers CSM, Hynix and TSMC and has qualified a further wafer foundry, CSMC in China which is now in volume

production. Product assembly and test capacity at Carsem and Unisem (Europe) has also been increased through further investment of $2.2m in consigned production test equipment at subcontractor locations and the qualification of an additional subcontractor, Unisem in Malaysia. The company is confident it now has adequate overall manufacturing capacity to meet its estimated production requirements over the remainder of the year and does not foresee manufacturing capacity as a constraint to its growth plan.

Staffing

To support the growth in the level of business, the company has successfully attracted the necessary technical and commercial staff, increasing the complement from 154 at the beginning of the year to 185 at the end of June 2004. Approximately 30% of the new appointments were in support of R&D activities, including new product development. The increased complement also supports the expansion of existing sales offices in Taiwan, Japan and USA, the opening of new sales offices in Korea and China, the opening of a design office in Swindon, UK and improved marketing, operations and administration in Edinburgh. The company expects to continue adding to the staff complement over the remainder of the year.

Litigation

The litigation with Cirrus Logic, the US fabless semiconductor company, has progressed as anticipated in accordance with due procedure at the International Trade Commission in Washington. Both parties in the alleged patent infringement have been involved in preparing their cases, which will be considered by the Commission during the second half of 2004. The company considers that the claims brought against the company do not have merit and has continued to defend the case vigorously. Legal costs incurred in contesting the litigation during the first half of 2004 amounted to approximately $1.8m and it is anticipated that this will continue in the second half of the year. The company continues to absorb the legal costs as a part of administrative expenses.

Outlook

The end markets for Wolfson's products have grown rapidly in the first half of 2004. They are predicted by industry analysts to continue expanding due to consumer demand and the proliferation of new digital consumer products being launched by OEMs. Wolfson believes it has a good design win position and strong order book that gives the company confidence in its continued growth.

Specifically, Wolfson expects continued strong growth in sales of its high performance higher margin products principally used in portable and imaging end products. However, the company anticipates the growth rate in sales within its consumer audio product sector may be less than previously estimated due to uncertainty in demand from Chinese manufacturers.

Gross margin is expected to be maintained in the range 49-51%. Based on the current backlog the company expects the revenue growth rate in the second half of 2004 to exceed that of the first half resulting in an annual year on year revenue growth rate of between 70-80%.

Going forward, the company believes its design win momentum will result in continued high growth in 2005.

Forward Looking Statements

With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those implied by the forward-looking statements. These factors include consumer and market acceptance of the company's products and the products that use the

company's products; decreases in the demand for the company's products; excess inventory levels at the company's customers; declines in average selling prices of the company's products, cancellation of existing orders or the failure to anticipate changing customer product requirements' fluctuations in manufacturing and assembly and test yields; the company's failure to deliver products to its customers on a timely basis; disruption in the supply of wafers or assembly or testing services; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions.

Consolidated profit and loss account
for the six month period ended 30 June 2004

	Note	6 months to 30 June 2004 (reviewed) $000	6 months to 30 June 2003 (audited) $000	Year ended 31 December 2003 (audited) $000
Turnover		56,910	29,253	75,735
Cost of sales		(28,451)	(15,684)	(40,321)
Gross profit		28,459	13,569	35,414
Research and development expenses		(7,446)	(3,992)	(9,377)
Distribution and selling costs		(6,486)	(2,757)	(7,764)
Administrative expenses		(5,282)	(2,829)	(6,040)
Other operating income		-	184	381
Operating profit		9,245	4,175	12,614
Net interest receivable/ (payable)		9	(18)	(98)
Profit on ordinary activities before taxation		9,254	4,157	12,516
Tax on profit on ordinary activities	2	(2,517)	(1,352)	(3,280)
Profit on ordinary activities after taxation		6,737	2,805	9,236
Dividends	3	-	(213)	-
Retained profit for the period		6,737	2,592	9,236

	Note	Cents	Cents	Cents
Earnings per share - basic	4	6.37	3.99	12.01
- diluted	4	5.77	2.98	9.24

The above results relate wholly to continuing activities.

Consolidated balance sheet

as at 30 June 2004

	At 30 June 2004 (reviewed) $000	At 30 June 2003 (audited) $000	At 31 December 2003 (audited) $000
Fixed assets			
Tangible assets	28,943	4,147	23,689
Current assets			
Stocks	15,668	6,441	8,859
Debtors	22,322	13,016	17,352
Cash at bank and in hand	41,389	6,500	46,474
	79,379	25,957	72,685
Creditors: amounts falling due within one year	(20,286)	(11,017)	(14,698)
Net current assets	59,093	14,940	57,987
Total assets less current liabilities	88,036	19,087	81,676
Creditors: amounts falling due after more than one year	(17,796)	(1,616)	(19,021)
Deferred income	-	(152)	-
Net assets	70,240	17,319	62,655
Capital and reserves			
Called up share capital	179	9,381	174
Share premium account	48,682	98	47,839
Capital redemption reserve	497	-	497
Profit and loss account	20,882	7,840	14,145
Total shareholders' funds	70,240	17,319	62,655
Shareholders' funds			
Equity	70,240	9,057	62,655
Non equity	-	8,262	-
	70,240	17,319	62,655

Consolidated cash flow statement
for the six month period ended 30 June 2004

	Note	6 months to 30 June 2004 (reviewed) $000	6 months to 30 June 2003 (audited) $000	Year ended 31 December 2003 (audited) $000

Reconciliation of operating profit to
net cash flow from operating activities

Operating profit		9,245	4,175	12,614
Depreciation charges		1,776	1,013	2,214
Loss on disposal of fixed assets		6	39	41
Increase in stocks		(6,809)	(873)	(3,256)
Increase in debtors		(5,150)	(5,121)	(10,127)
Increase in creditors		2,913	1,335	3,554
Exchange adjustments		(441)	110	(238)
Net cash inflow from operating activities		1,540	678	4,802

Group cash flow statement

Net cash inflow from operating activities		1,540	678	4,802
Return on investments and servicing of finance		9	(18)	(780)
Taxation paid		(142)	-	(19)
Capital expenditure and financial investment		(7,036)	(1,708)	(21,451)
Equity dividends paid		-	-	(407)
Net cash outflow before financing		(5,629)	(1,048)	(17,855)
Financing		(500)	1,107	57,652
Exchange adjustment		-	159	(233)
(Decrease) / increase in cash in the period		(6,129)	218	39,564

Reconciliation of net cash flow
to movement in net funds

(Decrease) / increase in cash in the period		(6,129)	218	39,564
Cash outflow/(inflow) from increase in debt and lease financing		1,348	(1,107)	(18,854)
Change in net funds resulting from cash flows		(4,781)	(889)	20,710
New finance lease and hire purchase contracts		-	-	(464)
(Decrease) / increase in net funds in the period		(4,781)	(889)	20,246
Net funds at start of the period		25,120	4,430	4,430
Exchange adjustments		441	(73)	444
Net funds at end of the period	5	20,780	3,468	25,120

Consolidated statement of total recognised gains and losses
for the six month period ended 30 June 2004

	6 months to 30 June 2004 (reviewed) $000	6 months to 30 June 2003 (audited) $000	Year ended 31 December 2003 (audited) $000
Profit for the financial period	6,737	2,805	9,236
Exchange adjustments	-	190	316
Total recognised gains and losses relating to the financial period	6,737	2,995	9,552

Reconciliation of movements in shareholders' funds
for the six month period ended 30 June 2004

Group	Total $000
Profit retained for equity shareholders	6,737
Proceeds from share issues, net of issue costs	848
Exchange adjustments	-
Net addition to shareholders' funds	7,585
Opening shareholders' funds	62,655
Closing shareholders' funds	70,240

Notes
(forming part of the interim report)

1 Basis of preparation
The interim report was approved by the Board of Directors on 26th July 2004.

The interim report has been prepared on a basis consistent with the statutory financial statements for the year ended 31 December 2003.

The financial information contained in this report does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. It is unaudited but has been reviewed by the auditors. Figures for the year ended 31 December 2003 included in this report are an abridged version of the full statutory accounts which carry an unqualified auditor's report and which have been filed with the Registrar of Companies. Figures for the six months to 30 June 2003 were previously disclosed in the Listing Particulars of the Group.

2 Taxation
The corporation tax charge reflects the anticipated effective rate on profit before taxation for the Group for the year ending 31 December 2004, after charging deferred tax, is 27% (year ended 31 December 2003:26 %).

3 Dividends

Dividends reported for the six months to 30 June 2003 ($213,000) represent amounts accrued on non-equity shares as at 30 June 2003. These accrued dividends were cancelled upon the company's admission to the official list of the UK Listing Authority and to the London Stock Exchange in October 2003.

4 Earnings per share

	6 months to 30 June	6 months to 30 June

		2004		2003	
	Earnings $000	Earnings per share cents	Earnings $000	Earnings per share cents	Earnings $000
Profit for the financial period	6,737		2,805		9,236
	------		------		------
Basic	6,737	6.37	2,805	3.99	9,236
	------	=======	------	=======	------
Diluted	6,737	5.77	2,805	2.98	9,236
	======	=======	======	=======	======

The weighted average number of shares used in each calculation is as follows:

	6 months to 30 June 2004 Number of shares	6 months to 30 June 2003 Number of shares	Year ended 31 December 2003 Number of shares
For basic earnings per share	105,740,442	70,286,300	76,876,773
Conversion of convertible preference shares	-	18,994,600	15,299,782
Effect of share options	11,088,422	5,002,100	7,767,033
For diluted earnings per share	116,828,864	94,283,000	99,943,588
	===============	===============	===============

The earnings per share calculations reflect the sub-division of each ordinary share of 10 pence into 100 ordinary shares of 0.1 pence each, upon admission to the Official List of the UK Listing Authority on 21 October 2003. In calculating the diluted weighted number of shares, the fair value of ordinary shares (used in calculating the dilutive effect of share options) has been estimated as a weighted average of the actual prices obtained in transactions in the ordinary shares of the company during the period in question.

5 Notes to cash flow statement
Analysis of changes in net funds

	At 1 January 2004 $000	Cash flows $000	Other non-cash changes $000	Exchange adjustments $000	At 30 June 2004 $000
Cash at bank	46,474	(6,129)	-	1,044	41,389
Bank term loan - property	(15,939)	-	-	(464)	(16,403)
Bank term loan - other	(4,769)	950	-	(139)	(3,958)
Finance lease and hire purchase contracts	(646)	398	-	-	(248)
	25,120	(4,781)	-	441	20,780

======== ======== ======== ======== ========

Independent review report by KPMG Audit Plc to Wolfson Microelectronics plc

Introduction

We have been engaged by the company to review the financial information set out on pages 5 to 9 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken to that we might state to the company those matters we are required to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other that the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that accounting policies and presentation applied in the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

KPMG Audit Plc
Chartered Accountants

26th July 2004

Edinburgh

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Directorate Change
Released	16:41 29-Mar-04
Number	0634X

RNS Number:0634X
Wolfson Microelectronics PLC
29 March 2004

Wolfson Microelectronics plc
29 March 2004

WOLFSON MICROELECTRONICS PLC ("Wolfson")
DIRECTORATE CHANGE

Wolfson announces that in accordance with his terms of his agreement with the Company, Mr Juergen Germies, Non-Executive Director, ceased acting as a director with effect from 24 March 2004.

For further information contact:

Wolfson Microelectronics plc		
George Elliott	Chief Financial Officer	Tel: 0131 272 7012
Brunswick Group LLP		
Harry Chathli		Tel: 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Non-Executive Director
Released	07:00 01-Nov-04
Number	6758E

1 November 2004

Wolfson Microelectronics plc

Appointment of Non-Executive Director

The Board of Wolfson Microelectronics plc (LSE: WLF) ("Wolfson"), the Edinburgh-based designer and supplier of mixed signal semiconductors, announces the appointment of Robert Eckelmann as a non-executive director with immediate effect.

Rob, aged 48, will sit on the Audit Committee and the Remuneration Committee of Wolfson.

Rob brings 14 years' senior level management experience in the information technology sector and is a former vice president of Intel Corporation, where he led its overseas expansion through the 1990s followed by its $35 billion brand portfolio, including the Intel Inside® and Pentium® brands.

Since leaving Intel in 2002, Rob has spent two years as non-executive chairman and director of several fast-growing European technology companies, ranging from communications equipment to microelectronic design tools.

Before joining Intel in 1988, Rob served six years at the International Trade Administration in the US Department of Commerce. As Deputy Assistant Secretary, he was responsible for trade policy and spearheaded trade negotiations with many governments, including Japan, China, Korea, Singapore and the EU.

For much of the 1990s he was based in Singapore, with a brief to develop Intel's businesses in key emerging markets in Asia Pacific, especially China, India, and Southeast Asia. From 1998 to 2001, he served as Intel's vice president and general manager for the €10 billion annual turnover EMEA region.

His directorships have included: Non-executive Chairman, Norwood Systems Ltd, a UK mobile enterprise communications company; MDS, a French IT services and distribution business; and IXI Mobile, a US mobile consumer communications company.

John Carey, Chairman of Wolfson, said: "I am delighted that Rob is joining Wolfson's Board. His deep knowledge of international markets and top level experience in the semiconductor industry will be invaluable to Wolfson as the company continues to grow globally."

There are no other details which are required to be disclosed under paragraph 6.F.2(b) to (g) of the Listing Rules with respect to Rob Eckelmann.

Enquiries:

Wolfson Microelectronics David Milne, CEO; George Elliott, CFO	0131 272 7000
Corfin Communications	020 7645 2990

Harry Chathli, Neil Thapar

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Company Secretary Change
Released	16:14 17-Dec-04
Number	5786G

RNS Number:5786G
Wolfson Microelectronics PLC
17 December 2004

Wolfson Microelectronics plc
17 December 2004

Company Secretary

Wolfson Microelectronics plc (Wolfson or "the Company") announces the appointment of Fiona Murdoch, the Company's legal counsellor, as the Company Secretary with effect from 1 January 2005. Fiona will take over the responsibilities from George Elliott, Finance Director.

Enquiries:

Wolfson Microelectronics
George Elliott, CFO 0131 272 7000

Corfin Communications
Harry Chathli, 020 7645 2990

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Trading Update
Released	07:00 21-Nov-03
Number	3341S

Wolfson Microelectronics plc
Trading Update

At the time of Wolfson's IPO we indicated that we had recently seen significant growth in our revenues and were experiencing encouraging market conditions. Based on our order book for the remainder of the current financial year (ending 31st December 2003), we viewed the second half of the year with confidence.

During the second half of the year we have experienced particularly strong sales, led by increasing demand for portable, consumer audio and imaging products. The normal build-up of consumer products manufactured by our Original Equipment Manufacturing customers for the Christmas period has been especially marked this year. We have also seen a healthy build-up of our first quarter 2004 order book across a range of products.

Based on the above, we now expect the rate of growth in 2003 revenues to exceed that experienced in 2002. The gross margin for the full year is expected to be in line with that achieved in the first half of the year excluding our legacy business.

Wolfson expects to announce its preliminary results for the year ended 31st December 2003 in late February 2004.

20th November 2003

Enquiries

Wolfson	0131 272 7000
George Elliott, CFO	
Brunswick	020 7404 5959
Tom Buchanan Harry Chathli	

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Trading Statement
Released	07:00 11-Oct-04
Number	9185D

11 October 2004

Wolfson Microelectronics plc

Update on Trading

Wolfson Microelectronics plc (Wolfson or "the Company"), a leading supplier of mixed signal semiconductors for the digital consumer electronics market, provides an update on trading since the announcement of the interim results on 26 July 2004.

Statement on Current Trading

In common with other semiconductor companies, Wolfson is experiencing a slowdown in some of its end markets. Although trading until recently was broadly in line with expectations, order intake levels have led the Company to reassess its outlook for 2004.

In the consumer audio segment, particularly DVDs, the acceleration in orders normally seen at this time of the year is not occurring. This is due to a build up of surplus inventories at manufacturers, causing some customers to cancel orders and delay placing new orders as they deplete their excess inventory.

The Company is continuing to experience strong growth in portable products with sales in this segment expected to more than double in 2004, compared with the previous year, making it the largest contributor to the Company. However, the uptake of multimedia mobile phones in the end market has been slower than expected, causing some customers to scale down their orders.

Trading within the imaging product sector is in line with the Company's expectations.

As a result, Wolfson now expects its second half revenues to be in the range $56m-$60m. This equates to full year revenues of $113m-$117m, representing an annual growth rate of 50%-55%. Gross margins continue to be in line with previous guidance of 49-51%.

The Company continues to expand its customer base, particularly in Japan and the USA where it has won significant design-ins for major new digital consumer products that are to be launched under global brand names next year. In addition, the Company has expanded its portfolio with new products that are being adopted in the latest digital consumer applications. Hence, in spite of the challenging current market conditions the Company expects to deliver growth in 2005.

David Milne, Chief Executive Officer of Wolfson, said: *"We are revising our guidance for the second half because of a lack of the typical pre-Christmas surge in demand for some of our products. Although this is extremely disappointing, Wolfson will still deliver substantial growth in 2004.*

"We are continuing to gain market share with our products that are featuring in an increasing number of high profile digital consumer applications supplied by tier-one US and Japanese multinationals. The business remains strong and we expect to deliver growth in 2005."

Note on Cirrus Logic litigation

An initial determination in the US International Trade Commission investigation initiated by Cirrus Logic (referred to in previous statements) is expected around mid-November. The Commission is expected to issue a final determination by mid-February 2005.

Enquiries:

Wolfson Microelectronics	
David Milne, CEO	0131 272 7000
George Elliott, CFO	
Corfin Communications	
Harry Chathli, Neil Thapar	0131 272 7398 on the day and thereafter 0207 645 2990

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Update on Legal Action
Released	15:14 17-Nov-03
Number	1525S

Update on legal action with Cirrus Logic Inc

In our prospectus dated 16th October 2003, we referred to the filing by Cirrus Logic Inc. ("Cirrus") of a patent infringement suit in the US District Court for the Southern District of California and the filing of a separate complaint with the US International Trade Commission ("ITC").

Wolfson Microelectronics plc and Wolfson Microelectronics Inc. ("Wolfson") have received notification from the ITC that it will undertake an investigation into the allegations by Cirrus of infringement of US Patent No. 6,492,928, a patent that Cirrus named in the District Court case. The ITC routinely investigates complaints of alleged infringement it receives, so Wolfson anticipated the ITC's action to initiate the investigation.

The ITC's decision to undertake this investigation in no way alters Wolfson's belief that Cirrus' allegations do not have merit and Wolfson will pursue a vigorous defense against Cirrus' claims in this and any other action. Wolfson has notified Cirrus that it does not violate this patent and has provided Cirrus with information that questions the appropriateness of asserting this patent against Wolfson or anyone else.

The ITC investigation process is expected to last at least twelve months.

Enquiries

Wolfson **0131 272 7000**

David Milne, CEO
George Elliott, CFO

Brunswick **020 7404 5959**

Tom Buchanan
Harry Chathli

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Wolfson FilesInitial Response
Released	07:01 03-Dec-03
Number	7921S

3 December 2003

Immediate Release

Wolfson Microelectronics plc

Initial Response to Cirrus Logic's Allegations filed with District Court in California, USA

Wolfson Microelectronics plc ("Wolfson") has provided its initial response to the patent infringement allegations lodged by Cirrus Logic Inc. ("Cirrus") with the U.S. District Court in California, USA, and the U.S. International Trade Commission (ITC). On December 2, 2003, Wolfson filed papers in the California District Court stating it does not infringe the two patents asserted by Cirrus, and claiming that both of the patents are invalid.

Wolfson also has filed counterclaims against Cirrus for improperly interfering with its Initial Public Offer on the London Stock Exchange and with its customers, because Wolfson contends that Cirrus knew the patent being asserted with the ITC and with the District Court was invalid.

Wolfson has provided Cirrus and the ITC with a paper written by two of the named inventors of the patent being asserted with the ITC. This paper, which disclosed the claimed subject matter of the patent, was published in November 1994, almost three years before the patent was filed. Wolfson understands that the publication of this paper constitutes prior art to the patent under U.S. Patent law. Prior art that describes what is claimed to be the novel subject matter in a patent will render that patent invalid. Further, Cirrus failed to inform the U.S. Patent Office about this paper when it applied for the patent. Failure to tell the Patent Office about the paper, and the paper's relevance, may alone make the patent unenforceable.

Enquiries

Wolfson 0131 272 7000

Jim Reid, CTO
George Elliott, CFO

Brunswick 020 7404 5959

Tom Buchanan
Harry Chathli

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Litigation Update
Released	07:00 16-Nov-04
Number	2677F

Wolfson Microelectronics plc

Cirrus Logic Litigation Update

Edinburgh, 16 November 2004: Wolfson Microelectronics plc ("Wolfson or "the Company"), a leading supplier of high performance mixed signal semiconductors, has been notified of the findings of an Initial Determination made by an Administrative Law Judge (ALJ) of the U.S. International Trade Commission (ITC) regarding patent infringement allegations made by Cirrus Logic, Inc. (Cirrus).

The Initial Determination has found that Cirrus' US Patent No 6,492, 928 (the '928 patent) is unenforceable because highly material prior art was not disclosed to the United States Patent and Trademark Office. Accordingly, there is no restriction on the sale of the allegedly infringing products into the US.

The Initial Determination has found that three Wolfson audio digital-to-analogue converter products infringe Cirrus' US Patent No 6,011,501 (the '501 patent). In this case, the ALJ has recommended a limited exclusion order against the importation of these products into the US. The order is limited to "standalone" products and specifically does not extend to end products that incorporate the Wolfson devices.

The findings of the Initial Determination on the '501 patent will have no effect on Wolfson's business. Two of the three affected products were made obsolete in early 2004 due to a lack of market demand. The third product was modified to remove the disputed feature.

The Initial Determination is subject to review by the full Commission of the ITC which is expected to issue its final decision on 14 February 2005.

The Company is maintaining its revenue guidance provided on 11 October 2004 concerning the current financial year.

David Milne, CEO of Wolfson, said: "The initial findings are an endorsement of Wolfson's stance that the '928 patent is unenforceable. Since the Company no longer markets any products affected by the '501 patent allegations, the decision will have no effect on our business."

Enquiries:

Wolfson Microelectronics plc	0131 272 7000
David Milne, CEO; George Elliott, CFO	
Corfin Communications	0131 272 7398/7396 on the day
Harry Chathli, Neil Thapar	Thereafter 020 7645 2990

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Share Options - Correction
Released	12:21 03-Aug-04
Number	5549B

RNS Number:5549B
Wolfson Microelectronics PLC
03 August 2004

Wolfson Microelectronics plc

3 August 2004

For immediate release

DIRECTOR SHARE OPTIONS - CORRECTION

Wolfson Microelectronics plc (LSE: WLF) yesterday announced (under RNS No 5314B) share options awarded to Directors in accordance with the 2004 management incentive scheme set out in the Report of the Remuneration Committee in the Company's 2003 Annual Report. It was disclosed that the number of share options granted to David Milne was 91,687. The correct number of share options granted to David Milne is 110,024.

The complete list of share options granted is as follows:

Name	Grant	Exercise Price	Date of Grant	Valid Until
David Milne	110,024	204.5p	30 July 2004	30 July 2014
George Elliott	70,293	204.5p	30 July 2004	30 July 2014
Jim Reid	67,237	204.5p	30 July 2004	30 July 2014
John Urwin	64,181	204.5p	30 July 2004	30 July 2014

In accordance with the rules of the scheme, the exercise price is calculated as the average closing price over the three dealing days preceding the date of the grant of options. The exercise of these options is subject to performance criteria and a three-year vesting period.

Enquiries:

Wolfson Microelectronics plc 0131 272 7000
George Elliott, Finance Director

Harry Chathli, Media and Investor Relations 020 7645 2990

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Companies House
for the record

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	SC89839
Company Name in full	WOLFSON MICROELECTRONICS PLC

RECEIVED
2004 DEC 29 A 10: 51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address	WESTFIELD HOUSE
	26 WESTFIELD ROAD
Post town	EDINBURGH
County / Region	
Postcode	EH11 2QB

Signed [signature] **Date** 31-3-04

† Please delete as appropriate.

† a director / secretary / administrator / administrative receiver / liquidator / receiver manager / receiver

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When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

Companies House
— for the record —

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.
CHFP000

Company Number SC 89839

Company Name in full WOLFSON MICROELECTRONICS plc

	Day	Month	Year
Date of termination of appointment	24	03	2004

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title ____ *Honours etc ____

Please insert details as previously notified to Companies House.

Forename(s) JUERGEN

Surname GERMIES

	Day	Month	Year
†Date of Birth	02	05	1963

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** ____

(** serving ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

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DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number SC089839

Company Name in full Wolfson Microelectronics plc

	Day	Month	Year		Day	Month	Year
Date of appointment	01	11	2004	†Date of Birth	31	05	1956

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Robert Laurence

Surname: Eckelmann

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 1751 SW Prospect Drive

Post town: Portland Postcode: 97201

County / Region: Oregon Country: USA

†Nationality: US †Business occupation: Director

†Other directorships (additional space overleaf): Norwood Systems Limited

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 5 Nov 2004

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 5 Nov 2004

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Fiona Murdoch, Wolfson Microelectronics plc

Westfield House, 26 Westfield Road, Edinburgh EH11 2QB

Tel 0131 272 7000

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff for companies registered in England and Wales or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Company Number SC089839

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.